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                                                                     EXHIBIT 2.1

                            STOCK PURCHASE AGREEMENT



   THIS STOCK PURCHASE AGREEMENT is entered into as of this 1st day of May, 1997, by and among

BENNETT VELOCCI, an individual residing at 34 Daffodil Drive, Farmingdale, New York 11735 ("BENNETT"),

ORLANDO VELOCCI, an individual residing at 19 Fox Run, Roslyn Heights, New York 11576 ("ORLANDO"),

UMBERTO VELOCCI, an individual residing at 62 Cherrywood Drive, New Hyde Park, New York 11040 ("UMBERTO"),

THE ESTATE OF VINCENT DELBROCCOLO, SR., with an address c/o Farrell, Fritz, Caemmerer, Cleary, Barnosky and Armentano, EAB Plaza, Uniondale, New York 11556 ("DELBROCCOLO ESTATE"), and

STERICYCLE, INC., a Delaware corporation with its principal office at 1419 Lake Cook Road, Suite 410, Deerfield, Illinois "Purchaser").

BENNETT, ORLANDO, UMBERTO, and DELBROCCOLO ESTATE are sometimes individually referred to hereinafter as a "Seller" and collectively referred to hereinafter as the "Sellers".

                                   Witnesseth:

Whereas:

   A. Sellers are collectively the owners of all of the issued and outstanding shares of capital stock of ENVIRONMENTAL CONTROL CO., INC., a New York corporation ("ECCO"); and

   B. Purchaser has agreed to purchase all the issued and outstanding stock of ECCO from the Sellers, and the Sellers have agreed to sell all of the issued and outstanding stock of ECCO to Purchaser, on the terms and conditions set forth in this Agreement;

   NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions and promises hereinafter contained, the parties hereby agree as follows:

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1. DEFINITIONS

   1.1 DEFINITIONS. For the purposes of this Agreement, the following terms shall have the following meanings:

      (a) "AFFILIATE" shall mean any Person which either directly or indirectly controls, is controlled by or is under common control with, a specified Person.

      (b) "AGREEMENT" shall refer to this Stock Purchase Agreement and the Schedules and Exhibits attached hereto, as amended or modified in the manner provided in this Stock Purchase Agreement. The terms "herein", "hereof", "hereunder" and like terms shall be taken as referring to this Agreement in its entirety and shall not be limited to any particular provision of this Agreement unless the context in which such terms are used indicates a contrary intention.

      (c) "ANNUAL REVENUES" shall mean the gross billed revenues of ECCO as set forth in the unaudited financial statements of ECCO, as prepared internally, consistent with past practice of ECCO prior to the Closing Date (as hereinafter defined).

      (d)      "CODE" shall mean tile Internal Revenue Code of 1986, as amended.

      (e) "ERISA" shall mean the Employee Retirement Income Act of 1974, as amended, and the regulations promulgated thereunder.

      (f) "GOVERNMENTAL ENTITY" shall mean any national or federal government, any state, regional, local or other political subdivision thereof and any person or entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

      (g) "IRS" shall mean the Internal Revenue Service or any successor agency.

      (h) "NOTE" or "NOTES" shall mean the promissory notes to the Sellers in the form annexed hereto as EXHIBIT "A".

      (i) "PERSON" shall mean an individual, corporation, limited liability company, joint venture, trust or unincorporated association, government or any department or agency thereof, or any other entity.

      (j) "PURCHASE PRICE" shall mean the aggregate purchase price of Six Million Three Hundred Thousand ($6,300,000) Dollars payable in the manner set forth in Paragraph 2.2 for the purchase of the Stock hereunder.

      (k)      "PURCHASER'S REPORTS"  shall mean those documents listed on
SCHEDULE 1.1.

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      (l)      "RECEIVABLES" shall have the meaning set forth in Paragraph 4.14.

      (m) "STOCK" shall mean all of the shares of the issued and outstanding common stock, no par value, of ECCO.

      (n) "SUBSIDIARY" shall mean any Person in which a specified Person, directly, or indirectly, owns fifty percent (50%) or more of the voting securities or interests or general partnership interests, and any Subsidiary of a Subsidiary.

      (o) "1933 ACT" shall mean the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

      (p) "TAXES" shall mean all federal, state and local income, excise, accumulated earnings, personal holding company, payroll, F.I.C.A., unemployment, withholding, franchise, real property, personal property, intangible, sales, payroll, disability and other taxes.

      (q) "TRANSFER STATION" shall mean the medical waste transfer station operated by ECCO at 4001 Boston Post Road, Bronx, New York.

2. TERMS OF TRANSACTION

   2.1 PURCHASE AND SALE. On the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall sell, assign and transfer the Stock to Purchaser free and clear of all liens, encumbrances, claims, charges, assessments, restrictions and rights in favor of any Person.

   2.2 PURCHASE PRICE. The aggregate Purchase Price for the Stock is Six Million Three Hundred Thousand ($6,300,000) Dollars, which shall be payable at Closing, as follows:

      (a) an aggregate of Three Million ($3,000,000) Dollars, in cash less an adjustment for the Holdback Amount (as defined in Paragraph 2.2(c)) and, by wire transfer to an account designated by each of the Sellers in accordance with their respective pro rata share of the cash purchase price as set forth on
SCHEDULE 2.2, as hereinafter adjusted in Paragraph 2.6;

      (b) an aggregate of Two Million Three Hundred Thousand ($2,300,000) Dollars by delivery to each of the Sellers of a Note substantially in the form annexed hereto as EXHIBIT "A". The Notes shall be secured by an irrevocable letter of credit (the "Letter of Credit") substantially in the form annexed hereto as EXHIBIT "B". Each such Note shall be in a principal amount representing each respective Seller's pro rata share of the Note portion of the Purchase Price set forth on SCHEDULE 2.2;

      (c) an aggregate of One Hundred Seventy Five Thousand ($175,000.00) Dollars in cash (the "HOLDBACK AMOUNT") will be retained by Purchaser and paid

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to the Sellers, on a pro rata basis, or retained by the Purchaser as determined in accordance with Paragraph 2.6(d);

      (d) such number of shares of the Purchaser's restricted common stock (the "Purchaser's Stock") having an aggregate fair market value of One Million ($1,000,000) Dollars. The number of shares of Purchaser's Stock to be so issued shall be computed on the basis of the average of the daily closing prices for the Purchaser's common stock on The NASDAQ Stock Market, Inc. ("NASDAQ") for the thirty (30) consecutive business days for which NASDAQ was open for trading immediately preceding the Closing Date.

A certification (the "PURCHASER'S CERTIFICATION") by an officer of the Purchaser, setting forth the number of shares of the Purchaser's Stock to be issued as set forth above, shall be delivered at the Closing to the Sellers. The Purchaser's Certification will include a copy of the related instructions to the Purchaser's transfer agent (the "TRANSFER AGENT") directing the prompt issuance and delivery of the Purchaser's Stock within five (5) business days following the Closing to Kurzman & Eisenberg, LLP, as pledgeholder (the "PLEDGEHOLDER"), to be held pursuant to the terms of the Stock Pledge Agreement annexed hereto as EXHIBIT "C". Certificates representing the number of shares of the Purchaser's Stock set forth in the Purchaser's Certification shall be issued in an amount representing each Seller's pro rata share of the portion of the Purchase Price represented by the Purchaser's Stock as set forth on SCHEDULE 2.2.

   2.3 EMPLOYEE BONUS. At the Closing, Purchaser shall pay Five Hundred Thousand ($500,000) Dollars, by wire transfer payable to Bennett, representing an employment bonus in connection with his employment by the Purchaser following the Closing, it being understood and agreed that the payment of the foregoing amount shall not be forfeitable by Bennett for any reason whatsoever, nor does it constitute any commitment or obligation on the part of (a) Bennett to be employed or continue employment with ECCO, or (b) ECCO to employ or continue the employment of Bennett.

   2.4 LEASE OF THE TRANSFER STATION. On the Closing Date, Purchaser shall cause ECCO to enter into (a) a lease (the "TRANSFER STATION LEASE") for the real property on which the medical waste Transfer Station is currently operated by ECCO (the "REAL PROPERTY") with Boston Post Partners, LLC, the affiliate of Bennett which owns the Real Property (the "LANDLORD"), (b) a Purchase Option granting Purchaser the right to purchase the Real Property (the "PURCHASE OPTION"), (c) a Memorandum of Lease to be recorded with the Register of Deeds on the Closing Date (the "MEMORANDUM OF LEASE") and (d) a Memorandum of Purchase Option to be recorded with the Register of Deeds on the Closing Date (the "MEMORANDUM OF PURCHASE OPTION"). The Transfer Station Lease, the Purchase Option, the Memorandum of Lease and the Memorandum of Purchase Option shall be substantially in the forms annexed hereto as EXHIBITS "D", "E", "F" AND "G" respectively.

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   2.5  EMPLOYMENT OF BENNETT.  On the Closing Date, Purchaser shall retain
Bennett as the President of ECCO, on such terms and conditions as shall be mutually agreeable to the parties. The employment of Bennett shall be at his current compensation, and will include all of the benefits and the car allowance currently provided as set forth on SCHEDULE 4.21, and shall be on an "at will" basis. In connection with such employment, at the Closing Bennett will enter into the Restrictive Covenant Agreement with the Purchaser and ECCO in the form annexed hereto as EXHIBIT "H".

   2.6 CLOSING ADJUSTMENTS. On the Closing Date, all items of ECCO's revenues and expenses that have accrued up to the Closing Date shall be adjusted and apportioned by adjustment of the cash portion of the Purchase Price in the following manner:

      (a)(i) The Sellers shall deliver a Schedule 2.6 of ECCO's obligations to third parties, computed and dated as close as practicable to the Closing Date (the "EXISTING OBLIGATIONS"), which shall set forth all unpaid costs and expenses incurred by ECCO, computed on the accrual basis, up to the Closing Date. The Existing Obligations shall be deducted by Purchaser from the cash portion of the Purchase Price that is payable at the Closing. The Existing Obligations shall include, but not be limited to, all trade debt incurred prior to the Closing Date for goods or services, rent, all taxes and similar charges and interest and penalties thereon (including real estate and personal property taxes and special assessments, franchise and income taxes, unemployment taxes, sales and use taxes, and water and sewer charges), insurance premiums, utilities (water, gas, sewer, telephone and electricity), judgments, fines, penalties, tickets, costs and expenses from municipal governments, employee wages, vacation benefits and other benefits.

        (ii) The term "Existing Obligations" shall include (1) accrued interest, penalties and other charges payable on any and all of ECCO's bank debt (regardless of whether or not it is secured by ECCO's rolling stock or other assets), and (2) the amount required to satisfy in full all of ECCO's term loans, working capital loans, credit lines and other loans and obligations to any Person (other than those loans which are secured by liens on ECCO's trucks, other rolling stock and reusable containers).

        (iii) "EXISTING OBLIGATIONS" shall be (I) reduced by ECCO's prepaid expenses, if any, related to the payment of premiums on its general liability insurance policy, umbrella policy and automobile policy, Workmen's Compensation Insurance and New Jersey prepaid permit fees (but excluding any other prepaid expenses) to the extent applicable to periods after the Closing Date, (2) increased by the disposal cost of the waste in the

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               Transfer Station on the Closing Date, which amount shall be set forth as a separate line item on the Schedule of Existing Obligations, and (3) increased or decreased, as appropriate, for such other items as the parties deem appropriate as set forth on the Schedule 2.6 at the Closing Date.

      (b) The Sellers shall deliver a Schedule 2.6 of ECCO's accounts receivable dated as of the Closing Date (less any sales or other taxes) (the "EXISTING ACCOUNTS RECEIVABLE"). The cash portion of the Purchase Price shall be increased by the Existing Accounts Receivable.

      (c) "NET ACCOUNTS RECEIVABLE", as used herein, shall mean the Existing Accounts Receivable less the Existing Obligations, increased or decreased, as applicable, pursuant to Paragraph 2.6(a)(iii) above. At the Closing, the Purchase Price shall be reduced five and one half percent (5.5%) of the Net Accounts Receivable. The parties hereto acknowledge and agree that the 5.5% adjustment has been made to allow the Sellers and the Purchaser to share the benefit of the spread between the maximum Federal personal income rate applicable to capital gains (28%) and that applicable to ordinary income (39%). If the capital gains tax is reduced in 1997 and is applicable to the sale of the Stock, then Sellers shall pay to Purchaser, on a pro rata basis, an amount ("EXTRA TAX SAVINGS") equal to 50% of the excess of the product of (1) the Net Accounts Receivable, and (2) the difference between the capital gains tax rate in effect on the date hereof and such reduced capital gains tax rate.

   Sellers shall pay the Extra Tax Savings to Purchaser within thirty (30) days after Purchaser gives them written notice of the amount due, which notice will be given after final adoption of any tax legislation giving rise to such Extra Tax Savings. If Sellers do not pay such amount to Purchaser when due pursuant to this paragraph, Purchaser may reduce the next payments due under the Notes or any other payments due to Sellers by the amount so due from each Seller, as applicable.

      (d)   Adjustments

        (i) During the 120 day period following the Closing Date, ECCO will use reasonable efforts to collect all Existing Accounts Receivable in the ordinary course of ECCO's business, consistent with past practice of ECCO. If and to the extent that any Existing Accounts Receivable have not been collected by ECCO within one hundred and twenty (120) days following the Closing, then the Purchaser shall notify the Sellers within one hundred fifty (150) days after the Closing Date that a portion of the Existing Accounts Receivable remains uncollected (the "UNCOLLECTED ACCOUNTS RECEIVABLE").

        (ii) On the date that is one hundred twenty days after the Closing Date, Purchaser shall also notify Sellers, of any additional Existing Obligations that existed on the Closing Date but which

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               were not listed on the estimated Schedule provided by Sellers at the Closing pursuant to Paragraph 2.6(a)(i) (the "ADDITIONAL OBLIGATIONS").

        (iii) If Purchaser does not receive any written objection from Sellers to the amount of the Uncollected Accounts Receivable and Additional Obligations within ten (10) days after Purchaser gives them such notices, then Purchaser may retain the Holdback Amount to the extent of the Uncollected Accounts Receivable and Additional Obligations; in which event, within 180 days after the Closing Date, Purchaser shall pay to Sellers an amount equal to the excess of the Holdback Amount, if any, remaining after payment to Purchaser of the Uncollected Accounts Receivable and Additional Obligations; such payment to be made to the Sellers on a pro rata basis in accordance with the percentages set forth in
               SCHEDULE 2.2.

        (iv) If any dispute arises as to the determination the amount of Uncollected Accounts Receivable and or Additional Obligations, such disputes shall (1) be resolved in accordance with the provisions of Paragraph 2.8 (b) hereof and (2) Purchaser's obligation to release the Holdback Amount, or any excess Holdback Amount, shall not occur until thirty (30) days following the final determination of the Disputed Items in accordance with Paragraph 2.8(b).

        (v) If and to the extent the Uncollected Accounts Receivable and Additional Obligations exceed the Holdback Amount, then the Sellers shall pay Purchaser an amount equal to such excess within thirty (30) days of written demand therefore, subject to the notice and objection procedures set forth in this Paragraph 2.6(d). In addition to any other remedies that may be available to it, if the Purchaser fails to receive payment from the Sellers of such excess Uncollected Accounts Receivable and Additional Obligations within such thirty (30) day period, then Purchaser may offset such unpaid amount against payments thereafter becoming due and payable pursuant to the Notes. The obligation of Sellers to pay Purchaser the excess Uncollected Accounts Receivables and Additional Obligations is an adjustment to the Purchase Price as set forth herein and shall not be included in the indemnification and "Basket" provisions set forth in Paragraph 10 hereinafter.

      (e) If and to the extent that either any Seller or Purchaser fails to pay any amount pursuant to this Paragraph 2.6(d) when the same is due and payable pursuant to this Paragraph, then such past due amount shall accrue interest from the due date therefore, and if a party collects such amounts through resort to legal process, then he or it shall be entitled to have its legal fees and court costs paid by the defaulting party.

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      (f)   Simultaneously with the payment to Purchaser of the amount of the
Uncollected Accounts Receivable and Additional Obligations, either by deduction from the Holdback Amount and/or payment by Sellers, the remaining Uncollected Accounts Receivable and all rights thereunder shall be conveyed to the Sellers free and clear of any liens, interests or encumbrances in favor of third parties.

   2.7 SUBCHAPTER S ELECTION. ECCO's tax election under Subchapter S of the Code will terminate as of the Closing Date. Within ninety (90) days after the Closing Date, Sellers shall cause the outside firm of certified public accountants retained by ECCO prior to the Closing to prepare and file short year federal, state and local income, franchise and other tax and information returns for ECCO for the period January 1, 1997 through the Closing Date. ECCO's income taxes shall be computed based on the exact method, rather than on the pro rata method, of computation. Sellers shall pay any income and other taxes that are payable by ECCO pursuant to such tax returns to the extent that Sellers and Purchaser did not adjust for such accrued taxes at or in connection with the Closing. Sellers shall pay the fees charged by the accountants for preparing all such tax and information returns. Purchaser shall give the Sellers and their accountants reasonable access to the books and records of ECCO for pre-Closing Date periods for the purpose of preparing the tax and information returns described in this Paragraph 2.7.

   2.8  (a)    REVENUE SHORTFALL.

        If the Final Annual Revenues (as hereinafter defined) of ECCO determined as provided herein for the twelve (12) calendar month period immediately following the Closing (the "Adjustment Period") are less than [INFORMATION OMITTED; FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION] Dollars, then the Purchase Price shall be reduced by an amount equal to the shortfall (the "Revenue Shortfall"). Purchaser shall recover the Revenue Shortfall from Sellers in the following manner:

        (i) First, Sellers shall deliver to the Purchaser for cancellation, that number of shares of the Purchaser's Stock having a value (computed in accordance with the provisions of this Paragraph 2.8(a)(i)) equal to the Revenue Shortfall. For the purposes of this Paragraph 2.8, the "value" of the Purchaser's Stock shall be computed on the basis of the average of the daily closing prices for the Purchaser's common stock on NASDAQ for the thirty (30) consecutive business days on which NASDAQ was open for trading immediately preceding the first anniversary of the Closing Date. The Revenue Shortfall reductions in the Purchaser's Stock shall be applied pro rata to each of the Sellers to reduce their shares of the Purchaser's Stock;

        (ii) Second, if the Revenue Shortfall exceeds the aggregate value (as computed pursuant to Paragraph 2.8(a)(i)) of the Purchaser's

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               Stock held by the Pledgeholder, the principal amount of the Notes shall be reduced by the balance of the Revenue Shortfall. The outstanding principal amounts of the Notes shall be reduced on a pro rata basis, and the annual payments due under the Notes shall be recalculated over the balance of the term of the Notes; and

        (iii) Third, if the Revenue Shortfall exceeds the value (as computed pursuant to Paragraph 2.8(a)(i)) of the Purchaser's Stock and the Notes, then the balance of the Revenue Shortfall shall be the joint and several obligation of the Sellers, which shall be due and payable by Sellers to Purchaser within ten (10) days after a written request therefor from Purchaser.

   (b) As soon as practicable following the close of each calendar quarter during the Adjustment Period, the Purchaser shall deliver to the Sellers a reasonably detailed calculation of the Annual Revenues as of the end of such period, prepared by the Purchaser's internal accountants. Such information shall be deemed preliminary and not final and be delivered for information purposes only and neither party shall be estopped from adopting a position contrary to such information as a result of its participation in the preparation of the information or because of its failure to object to the data disclosed. As soon as practicable but in no event later than 60 calendar days after the expiration of the Adjustment Period, the Purchaser shall deliver to the Sellers a reasonably detailed calculation of the Annual Revenues (the "REPORT") prepared by the Purchaser's internal accountants. The Purchaser shall provide to the Sellers access to all work papers, records and personnel reasonably necessary for the Sellers to verify the Report. If, within 60 calendar days after the date of the Purchaser's delivery of the Report, the Sellers, or any of them, shall have any disagreement with respect thereto, then the Sellers, or any of them, shall give written notice ("OBJECTION NOTICE") to Purchaser within such 60 calendar day period, specifying such disagreement and the basis therefor. The failure by the Sellers, or any of them, to express their disagreement within such 60 calendar day period will constitute Sellers' acceptance of the Report and the calculation of Annual Revenues reflected therein shall constitute the "FINAL ANNUAL REVENUES". If the Purchaser and the Sellers are unable to resolve any disagreement among them within 30 calendar days after the Sellers give notice of such disagreement, the items in dispute (collectively, the "DISPUTED ITEMS") will promptly, but in any event by the end of such 30 day period, be referred for determination to a "big six" accounting firm to be selected jointly by the Purchaser and the Sellers (the "ACCOUNTANTS"). If the parties cannot agree on the selection of a "big six" accounting firm by the end of such 30 day period, the accountants for the Purchaser and Dalessio, Millner & Leben shall jointly within 15 days thereafter select a "big six accounting firm to which Disputed Items will be referred and such accounting firm shall be the Accountants for purposes of this Paragraph. The Accountants shall, within 30 calendar days of the date on which a Disputed Item has been referred to them for determination, (1) make a determination with respect to any item which has been submitted by the parties hereto for determination by the Accountants, and (2) based on the items not in dispute and on the Accountants' determination of the Disputed Items, calculate the resultant Final Annual Revenues. Such determination and calculation will be (i) in writing, (ii) promptly furnished to each of the parties hereto after the Disputed Items have been referred to the Accountants, (iii) made in accordance with this Agreement and (iv) conclusive and binding upon each of the parties hereto. In connection with their determination of the Disputed Items, the Accountants will be entitled to review the work papers, trial balances and similar materials prepared by the Purchaser in connection with the preparation of the Report, and any books and records related thereto. The Sellers shall pay the professional fees and expenses of the Accountants, unless the Final Annual Revenues as determined by the Accountants equals or exceeds 120% of the Annual Revenues as presented by the Purchaser, in which event, the Purchaser shall pay 100% of the professional fees and expenses of the Accountants.

      (c) The Purchaser agrees that the following provisions of this Paragraph 2.8(c) shall remain in effect during the Adjustment Period. The Purchaser shall operate ECCO as a separate and distinct profit center and shall maintain separate books of account and other financial records for ECCO. Bennett will have sole authority over and responsibility for running the day-to-day operations of ECCO. Bennett shall operate ECCO in a manner that is consistent with ECCO's past practices and with a view toward maintaining the revenues and profitability of ECCO. Such responsibilities shall include, but shall not be limited to:

        (i) hiring and firing of personnel (including, but not limited to, the hiring of Charles Alutto, so long as his compensation and benefits shall not exceed the compensation and benefits paid to Charles Alutto by ECCO prior to the Closing);

        (ii) compensation of employees, including the determination of commissions, fringe benefits, and car allowances, all subject to the past practices of ECCO, and other policies relating to the day-to-day operation of ECCO;

        (iii) entering into any written agreement to retain any employee, agent, consultant or professional advisor, provided however, (1) no such agreement may exceed a maximum term of one year and/or require a maximum payment in excess of Sixty Five Thousand ($65,000) Dollars (unless to replace an existing employee, in which case the maximum amount is limited to the salary and benefits of the replaced employee) and (2) any such agreements must be consistent with the prior salary and hiring practices of ECCO, unless ECCO obtains the prior written approval of Purchaser;

        (iv) determining and setting the prices and terms and conditions of services to ECCO's customers, including, but not limited to, decreases and increases with respect thereto, discounts and penalties;

        (v) selecting all vendors and suppliers and the pricing terms and conditions in connection therewith (except however, that all transactions with any affiliate of Bennett, any other Seller or ECCO are subject to the prior approval of the Purchaser);

        (vi)   determining all advertising and promotional expenditures;

        (vii) determining whether to enter into, amend or terminate any agreement with any customer;

       (viii) overseeing the payment and discharge, when due and payable, of all taxes, assessments and government charges imposed upon ECCO's properties or upon the income or profits therefrom (in each case before the same becomes delinquent and before penalties accrue thereon) and all claims for labor, materials or supplies which if unpaid might by law become a lien upon any of its property, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with GAAP) have been set aside on its books with respect thereto;

        (ix) insuring compliance with all applicable laws, rules and regulations of all governmental authorities; and

        (x) obtaining and continuing in force, with good responsible insurance companies, adequate insurance covering risks of such types and in such amounts as have been maintained by ECCO consistent with the past practice of ECCO.

   Notwithstanding anything set forth herein above, Bennett shall not pay any liabilities or obligations of ECCO for pre-Closing date periods without the express written consent of the Purchaser unless adjustments and prorations were made for such liabilities or obligations in connection with the Closing pursuant to Paragraph 2.6.

      (d) Purchaser acknowledges and agrees that if at any time during the Adjustment Period the cash flow of ECCO is inadequate to pay ECCO's operating expenses and to enable Bennett to properly discharge his duties hereunder, then Purchaser shall make sufficient funds available to ECCO to enable it to meet such cash flow obligations in a timely manner.

      (e) Without limiting the foregoing, the Purchaser shall take such action during the Adjustment Period as shall be necessary to assure that ECCO shall not (without the prior written consent of Bennett):

        (i) authorize, issue or sell, or enter into any agreement providing for the authorization, issuance (contingent or otherwise) or sale of any interest in ECCO, its equity securities, or notes or obligations containing equity features, including, without limitation, any security, note or obligation (1) convertible into or exchangeable for equity securities, or (2) issued in connection with the issuance of ECCO equity securities if in either case the result of such issuance or sale would result in change in control of ECCO;

        (ii) merge or consolidate with any person or sell all or substantially all of its assets to another person, or make any acquisition, series of related acquisitions of the stock, assets or property of another person or change ECCO's name;

        (iii) liquidate, dissolve, recapitalize or reorganize in any form of transaction;

        (iv) increase the salary or other compensation pr benefits (including car allowances) of any officer, agent or employee of ECCO, or decrease the salary or other compensation or benefits (including car allowances) of any officer, agent or employee or promote or demote or change the duties or responsibilities of any such officer, employee or agent;

        (v) raise the prices of services to the customers of ECCO or effect any decreases in prices or otherwise enter into, amend or terminate any agreement with any customer;

        (vi) establish any subsidiary or joint venture or become a partner of any partnership or a member of any limited liability company or make any investment in any other person or entity;

        (vii) change its accounting methods and practices from those reflected in the Financial Statements, including, but not limited to, changes in its billing and collections procedures, which changes would have any impact on procedures affecting billings, accounts receivable or revenues of ECCO which would impact Annual Revenues;

        (viii)    grant any lien or encumbrance on any of its assets other than
                  (1) liens to secure the purchase of capital equipment; or (2) liens on ECCO's accounts receivable;

        (ix) relocate its principal executive offices from the existing premises, or enter into leases for additional premises, or maintain ECCO's books and records other than at the current premises;

        (x) retain or enter into any agreement (oral or written) to retain any employee, agent, consultant or professional advisor;

        (xi)   enter into any transaction with any Affiliate of ECCO;

        (xii) change the sales territories, vehicle fleet, equipment, customer pick-up Schedules, make any changes to or consolidate any customer routes, package supplies, disposal facilities, uniforms, work Schedules, business forms or otherwise operate ECCO's business other than in a manner consistent with the historical operations of ECCO.

      (f) If, during the Adjustment Period, Purchaser or any of its Affiliates (other than ECCO), directly or indirectly, (1) acquires, or retains any investment in, any person or entity which competes, directly or indirectly, with the business of ECCO in the States of New York, New Jersey or Connecticut, or (2) solicits any current or hereafter existing customer of ECCO for any medical waste business, and any such business acquisition or customer solicitation results in the loss of any existing customers of ECCO to Purchaser or such Affiliate of Purchaser (whether by termination of such customer's existing arrangement with ECCO or by such customer's failure to renew its existing contract with ECCO), then ECCO's Final Annual Revenues shall be adjusted to include the revenues which ECCO would otherwise have received from such customer during the Adjustment Period calculated based on the tonnage rate that would have been charged by ECCO and the actual tonnage serviced by Purchaser or its Affiliate during the Adjustment Period from the medical waste business that it conducts with such customers in an area serviced by ECCO.

      (g) The parties hereto agree that the rights of Bennett and the obligations of Purchaser and ECCO set forth in Paragraphs 2.8(c), (d), (e) and
(f) shall be in effect solely during the Adjustment Period. The Adjustment Period and such rights and obligations shall terminate on the earliest to occur of:

        (i)    the last day of the Adjustment Period;

        (ii) the date on which Purchaser gives Bennett written notice of the Purchaser's election to terminate the Adjustment Period;

        (iii) if Purchaser or ECCO gives Bennett written notice terminating Bennett's employment by ECCO; or

        (iv) if Bennett gives the Purchaser written notice of the Purchaser's material breach of this Agreement, and such breach is not cured within fifteen (15) days following receipt of such notice.

      (h) If ECCO or Purchaser terminates, without cause, Bennett's employment with ECCO prior to the end of the Adjustment Period, or if Bennett shall terminate his employment with ECCO as a result of a breach by the Purchaser as set forth in Paragraph 2.8(g)(iv), then the Adjustment Period shall terminate and the adjustment to the Purchase Price for a Revenue Shortfall contemplated in this Paragraph 2.8 shall be void and of no further force and effect and the Pledged Stock will be released pursuant to the Stock Pledge Agreement.

   Notwithstanding the foregoing, if Bennett shall die or become disabled, and ECCO and/or the Purchaser offers to retain Charles Alutto to operate ECCO on substantially the same terms and conditions as Bennett for the remainder of the Adjustment Period, then whether or not Alutto accepts such position, the requirement to adjust the Purchase Price for a Revenue Shortfall as set forth in Paragraph 2.8 shall remain in full force and effect (and the Pledged Stock shall remain subject to the Stock Pledge Agreement). In addition, if Bennett voluntarily terminates his employment with ECCO (other than pursuant to Paragraph 2.8(g)(iv)), or if the Company shall terminate Bennett's employment for "cause" (as hereinafter defined), then the requirement to adjust the Purchase Price for a Revenue Shortfall as set forth in Paragraph 2.8 shall remain in full force and effect (and the Pledged Stock shall remain subject to the Stock Pledge Agreement).

   If Bennett's employment shall terminate as a result of his death or disability and ECCO or Purchaser do not offer to retain Alutto to replace Bennett during the remainder of the Adjustment Period, then the Adjustment Period shall terminate and the adjustment to the Purchase Price contemplated by this Paragraph 2.8 shall be void and of no further force and effect and the Pledged Stock will be released pursuant to the Stock Pledge Agreement.

      (i) For purposes hereof, "cause" shall mean (i) the breach by Bennett of any material provisions of this Agreement which causes harm to the Purchaser or ECCO that is materially injurious and which breach is not cured to the reasonable satisfaction of the Purchaser within (15) days from the date on which written notice of such breach is given by the board of directors of the Purchaser to Bennett; or (ii) a determination by the board of directors of the Purchaser that Bennett has intentionally engaged in acts of fraud, theft, embezzlement or other similar intentional acts of dishonesty against ECCO or the Purchaser in connection with his employment; or (iii) Bennett's conviction of a felony.

      (j) For purposes hereof, "disabled" shall mean the inability of Bennett to perform his duties hereunder for a period of sixty (60) days in any 90 day period.

      (k) Any reference to Bennett in Paragraph 2.8 shall include Charles Alutto, as his successor, if applicable.

3. CLOSING

   3.1 CLOSING. The Closing shall consist of the delivery to Purchaser by the Sellers of the documents described in Paragraph 3.3(a), the delivery to Sellers by Purchaser of the Purchase Price and documents described in Paragraph 3.3(b), and the delivery by Purchaser and Sellers of any other documents which any of them are required to deliver at the Closing pursuant to this Agreement. The Closing of the transactions contemplated in this Agreement shall not be deemed to have occurred unless and until such documents and consideration have been delivered by the parties, and none of these items shall be deemed to have been delivered unless and until all of them have been actually delivered. At the Closing, Sellers shall place Purchaser in control and possession of the business engaged in by ECCO.

   3.2 DATE AND PLACE. The purchase and sale of the Stock, the consummation of the related transactions described in this Agreement, and the delivery of the documents, instruments and agreements as required by this Agreement shall take place at the offices of Sellers' attorneys, RIVKIN, RADLER & KREMER, EAB Plaza, Uniondale, New York 11556-0111, on or about May 5, 1997, at a time mutually agreeable to the parties, or at such other time, date and place as the parties to this Agreement may agree upon. Said date and hour of Closing is referred to as the "Closing" in this Agreement. The "Closing Date" shall mean May 1, 1997.

   3.3  CLOSING DOCUMENTS.

      (a) At the Closing, Sellers shall execute and deliver, or cause to be executed and delivered, the following to Purchaser:

        (i) Certificates evidencing the Stock which shall have been properly endorsed for transfer or accompanied by duly executed stock powers, in either case executed in blank in favor of Purchaser, as Purchaser may have directed prior to the Closing, with signatures notarized;

        (ii) The Stock Pledge Agreement duly executed by each of the Sellers and dated the Closing Date;

        (iii) The Restrictive Covenant Agreement duly executed by Bennett and dated the Closing Date;

        (iv) The Transfer Station Lease, the Purchase Option, the Memorandum of Lease and the Memorandum of Purchase Option, each duly executed by the Landlord and dated the Closing Date;

        (v) All consents or approvals required from any Governmental Entity or other Person to enable Sellers to consummate the transactions contemplated by this Agreement, as set forth on SCHEDULE 9.5;

        (vi) A certificate from the Secretary of State of New York dated not more than ten (10) days prior to the Closing Date, as to the legal existence and good standing of ECCO under the laws of such state;

        (vii) A certificate from the Secretary of State of New Jersey dated not more than ten (10) days prior to the Closing Date, as to the legal existence and good standing of ECCO as a foreign corporation under the laws of such state;

       (viii) The original minute books and stock record books of ECCO, to the extent available; all original promissory notes, agreements, instruments, certificates of title and other documents, files and records of ECCO (all of which will be deemed delivered at the office of ECCO);

        (ix) The closing certificate referred to in Paragraph 8.4 herein, duly executed by the Sellers and dated the Closing Date;

        (x) The resignations of all of the directors and officers of ECCO, duly executed by each such Person and dated the Closing Date;

        (xi) Stock powers, executed by each Seller, in blank, for his shares of Purchaser's Stock, which stock powers will be delivered to Kurzman & Eisenberg, LLP to be held pursuant to the terms of the Stock Pledge Agreement;

        (xii) General Releases executed by each Seller in the form annexed hereto as EXHIBIT "I" dated the Closing Date;

        (xiii) The Escrow Agreement executed by each Seller in the form annexed hereto as EXHIBIT "M" dated the Closing Date;

        (xiv) The Authorization of Sellers' Agent, executed by each Seller in the form annexed hereto as EXHIBIT "N" dated the Closing Date;

        (xv) The Schedules of Existing Obligations and Existing Accounts Receivable referred to in Paragraph 2.6, dated as close to the Closing Date as practicable with a certification from each Seller and the chief financial officer or the President of ECCO to the best knowledge of such certifying person that such statement is true, complete and correct and presents fairly the information contained therein; and

        (xvi) On behalf of the Delbroccolo Estate, letters testamentary, New York State Tax Lien Waivers and an affidavit from the Executrix of the Delbroccolo Estate to the effect that, at the time of his death, Vincent Delbroccolo, Sr. was a domiciliary of the State of New York.

      (b)   On the Closing Date, Purchaser shall deliver the following to the
Sellers:

        (i) The wire transfer representing the cash portion of the Purchase Price payable to each Seller, in the respective amounts set forth on SCHEDULE 2.2 hereto;

        (ii)   The Notes, duly executed by Purchaser and dated the Closing Date;

        (iii)  The Letter of Credit;

        (iv) A wire transfer in the amount of Five Hundred Thousand ($500,000) Dollars payable to Bennett;

        (v) The Purchaser's Certification setting forth the number of shares of Purchaser's Stock to be issued to the Seller as set forth in Paragraph 2.2(c) herein above, along with a copy of the related instructions to the Transfer Agent directing the issuance of the Purchaser's Stock to the Sellers;

        (vi) The Stock Pledge Agreement duly executed by Purchaser and the Pledgeholder and dated the Closing Date;

        (vii) The Restrictive Covenant Agreement duly executed by Purchaser and dated the Closing Date;

       (viii) The Transfer Station Lease, the Purchase Option, the Memorandum of Lease and the Memorandum of Purchase Option, each duly executed by ECCO, or the Purchaser, as tenant, and dated the Closing Date;

        (ix) All consents or approvals required from any governmental entity or other person to enable Purchaser to consummate the transactions contemplated by this Agreement, as set forth on
               SCHEDULE 8.6;

        (x) A certificate from the Secretary of State of Delaware, as to the legal existence and good standing of Purchaser under the laws of such state;

        (xi) The Closing certificate referred to in Paragraph 9.4 herein, duly executed by Purchaser and dated the Closing Date;

        (xii) General Releases by ECCO of the Sellers in the form annexed hereto as EXHIBIT "J" dated the Closing Date;

        (xiii) The Escrow Agreement executed by Purchaser and dated the Closing Date;

        (xiv) Duly adopted resolutions of the Board of Directors of Purchaser, certified by the secretary of Purchaser, and dated the Closing

               Date, (1) authorizing and approving the execution and delivery of this Agreement on behalf of Purchaser, and the performance by Purchaser of the transactions contemplated in this Agreement in accordance with its terms, and (2) authorizing and approving all other necessary and proper corporate actions to enable Purchaser to comply with the terms of this Agreement; and

        (xv) A Secretary's Certificate of the officers of Purchaser, including specimen signatures of those officers who are empowered to execute this Agreement and the other documents required by this Agreement, certified on the Closing Date by the secretary of Purchaser.

4. REPRESENTATIONS AND WARRANTIES OF SELLERS

   As an inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, each Seller represents and warrants to, and agrees with, Purchaser (except with respect to the representations in Paragraphs 4.2, 4.3 and 4.11, which each Seller makes only as to himself) that each of the following statements are true on the date of this Agreement and will be true on the Closing Date:

   4.1  ORGANIZATION.

      (a) ECCO is a corporation duly incorporated and organized under the laws of the State of New York and is validly existing and in good standing under the laws of such state with all requisite corporate power and authority to own, operate or lease its properties and to carry on its business as now being conducted. ECCO is duly qualified and licensed to do or transact business, and is in good standing as a foreign corporation, in each jurisdiction in which the character of the properties owned by it or the nature of the activities conducted by it make such qualification or licensing necessary except where the failure to be so qualified would not have a material adverse effect on the business of ECCO; each such jurisdiction is listed on SCHEDULE 4.1.

      (b) The minute books contain true and correct copies of ECCO's Certificate of Incorporation, By Laws and all amendments thereto. The stock certificate books of ECCO reflect accurately all transactions in the capital stock of all classes.

   4.2 DUE EXECUTION. This Agreement and each document, certificate and agreement executed by each Seller in connection with this Agreement has been duly and validly executed and delivered by each such Seller and, assuming due execution and delivery by Purchaser, is a valid and binding obligation of each such Seller enforceable against each Seller in accordance with its terms, except to the extent enforceability may be limited by applicable insolvency, bankruptcy, reorganization or similar laws affecting the enforcement of creditor's rights generally.

   4.3 OWNERSHIP OF THE STOCK. All of the Stock is owned by the Sellers in the amounts set forth opposite their respective names on SCHEDULE 4.3, free and clear of all liens, encumbrances, claims, charges, assessments, restrictions and rights in favor of any Person except as contemplated hereby and except as set forth in SCHEDULE 4.3. Except as set forth on SCHEDULE 4.3, there are no restrictions with respect to the transferability of the Stock to Purchaser in accordance with the terms of this Agreement, and upon and as a result of transfer of the Stock to Purchaser by the Sellers, Purchaser will receive good title to the Stock, free and clear of all liens, encumbrances, claims, charges, assessments and restrictions.

   4.4  CAPITAL STOCK.

      (a) CAPITALIZATION. The authorized capital stock of ECCO consists of 200 shares of common stock, no par value, of which 118.14 shares are issued and outstanding.

      (b) DUE AUTHORIZATION. All of the Stock has been duly and validly authorized and issued and is fully paid and non-assessable. None of the Stock has been offered, sold, issued or acquired in violation of any preemptive, subscription or other rights to purchase or acquire such securities or in violation of the 1933 Act or the securities laws or any other applicable laws or regulations of any jurisdiction.

      (c) RIGHTS TO ACQUIRE SECURITIES. Except as contemplated hereby and as set forth on SCHEDULE 4.4, there are no outstanding rights, warrants, options, subscriptions, agreements or commitments giving any Person any current or future right to require ECCO to sell or issue any capital stock or other securities or any agreement or arrangement restricting the right of ECCO to issue or sell any capital stock or other securities.

      (d) ECCO INVESTMENTS. Except for those matters described and those Persons named on SCHEDULE 4.4, ECCO does not (i) own any shares of any capital stock of any corporation, membership interests in any limited liability company or any interest as a general partner or joint venturer in any general or limited partnership or joint venture, and (ii) have any other investment (debt or equity) or commitments to make such investments in any Person.

   4.5  PERMITS, LICENSES. ETC.

      (a) SCHEDULE 4.5 is an accurate list and summary description of all material permits, licenses, orders, approvals, variances, franchises, certificates, owned or held by ECCO in connection with the operation of its business, including those required under Environmental Laws (as defined in EXHIBIT "L"), all of which are valid, in good standing and in full force and effect. Except as set forth on SCHEDULE 4.5, no other permits, licenses, orders, approvals, variances or franchises material to the business are required under applicable federal, state or local laws or regulations for the operation of the business as presently conducted by ECCO.

      (b) SCHEDULE 4.5 sets forth an accurate list of all trademarks, tradenames, patents, patent applications and copyrights owned or held by ECCO or used by ECCO in connection with the operation of its business. Except as set forth on SCHEDULE 4.5 ECCO (i) has the right to use all of the foregoing and
(ii) no proceedings have been instituted or claims made which challenge the rights of ECCO in respect thereto or the validity thereof.

      (c) Sellers have made available to Purchaser all materials, records, notifications, and reports in ECCO's possession or control pertaining to such permits, licenses and approvals.

   4.6 COMPLIANCE WITH LAWS. To the best knowledge of each Seller, except as set forth on SCHEDULE 4.6, ECCO has conducted and is conducting its business in compliance with the requirements, standards, criteria and conditions set forth in, all applicable Federal, state and local statutes, ordinances, permits, licenses, orders, approvals, variances, laws, rules and regulations (except Environmental Laws it being agreed that the only representation with respect to Environmental Laws is set forth at Paragraph 4.17), and is not in violation of any of the foregoing and has incurred no liability under the foregoing which might materially and adversely affect the business, operations, properties, or assets of ECCO.

   4.7 LEASES. SCHEDULE 4.7 hereto sets forth a brief description of all leases ("Leases") pursuant to which ECCO (i) leases any real property or improvements thereon from any Person, (ii) leases any equipment (including office equipment, motor vehicles, computers, telephone or otherwise) or other personal property from any Person, or (iii) leases any property of any kind to any Person. ECCO is not, and to the knowledge of each Seller, no other party to any Lease is, in material default under or in breach of any of the provisions of any Lease.

   4.8 FINANCIAL STATEMENTS. Attached as EXHIBIT "K" is a copy of each of the following:

      (a) the audited balance sheets of ECCO for the years ended December 31, 1995, and December 31, 1996, and the related statements of operations and changes in financial position for the years ended on such dates;

      (b) the unaudited balance sheet of ECCO as of March 31, 1997 and the related statement of operations and changes in financial position for the three
(3) month period ended on such date.

   The items set forth in EXHIBIT "K" shall collectively be referred to as the "Financial Statements". The Financial Statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis in accordance with ECCO's past practices throughout the periods indicated, are true, correct and complete and present fairly in all material respects the financial position of, and results of operation for, ECCO for the periods indicated in such Financial Statements.

   4.9  TAXES.

      (a) All federal, state and local Tax returns and Tax reports required to be filed by ECCO have been properly completed and filed in a timely manner with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed, and ECCO has not requested any extension of time within which to file any such returns or reports which have not since been filed. All Taxes (including interest and penalties) due from ECCO have been fully paid. Except as set forth in SCHEDULE 4.9, no notice has been received by any Seller or ECCO that (i) issues have been raised by the IRS or any other taxing authority in connection with any of the returns or reports referred to above; (ii) any waivers or extensions of statutes of limitation have been agreed to in connection with a tax examination by any Governmental Entity with respect to ECCO; or (iii) any Tax return or report of ECCO has been or is being examined by any Governmental Entity for any period or has been noticed for examination.

      (b) Copies of ECCO's federal, state and local income (or franchise) Tax returns for the last five tax years (or such shorter period if ECCO has filed tax returns for less than five years) have been delivered to Purchaser. SCHEDULE
4.9 lists each state in which ECCO has been filing returns for any Taxes.

  4.10 CHANGES IN FINANCIAL CONDITION. Except as disclosed in SCHEDULE 4.10, since December 31, 1996, there has been no material adverse change or development or prospective or threatened material adverse change or development, in or affecting the business, capitalization, financial condition, properties or prospects of ECCO other than those arising from tile normal and regular conduct of ECCO's business. No material loss, damage or destruction of any of the properties of ECCO (whether or not covered by insurance) has occurred since said date or is, to the best knowledge of each Seller, threatened or known to any of the Sellers to be probable. As used in this Agreement, the term "business" refers to the business of ECCO and includes any one or more significant aspects of such business, including, by way of example and not limitation, costs (of labor or other services, materials or sales), sales force, licenses, branch offices and other properties, sales volume, sales mix, profit margins, customers or continuing ability to effect sales as in the past.

  4.11 NO DEFAULT. Except as set forth on SCHEDULE 4.11, neither the execution and delivery of this Agreement by the Sellers, nor tile consummation of the transactions described in this Agreement by the Sellers, nor the performance by the Sellers of their respective obligations under this Agreement and the other agreements referred to in this Agreement, will:

      (a) violate the terms or provisions of, require the consent of a party to, conflict with, result in a default under, or result in any Person having any rights of termination, cancellation, acceleration or any other rights which it would not have had were it not for this Agreement, under any of the terms, conditions or provisions of:

        (i)    the charter, bylaws, or other governing agreements of ECCO;

        (ii) any judgment, order, injunction, decree, law, regulation or ruling of any court or of any governmental authority, domestic or foreign, to which any of the Sellers or ECCO is subject; or

        (iii) any material agreement, contract or commitment to which any of the Sellers or ECCO is a party or by which any of their respective assets may be bound; or

      (b) result in the creation or imposition of (or the obligation to create or impose) any lien, charge or encumbrance upon any of the property or assets of any of the Sellers or ECCO pursuant to the terms of any indenture, mortgage, deed of trust, lease, agreement or other instrument to which any of the Sellers or ECCO is a party or by which any of them may be bound.

  4.12 ABSENCE OF UNDISCLOSED LIABILITIES. Except for those matters disclosed on SCHEDULE 4.12 or set forth on the Financial Statements, ECCO has no debt, liability or obligation of any kind, whether accrued, absolute, known or unknown, contingent or otherwise (including, without limitation, any liability or obligation on account of Taxes or any governmental charges or penalty, interest or fines and accrued operating, maintenance and employment expenses). Except as disclosed on SCHEDULE 4.12, ECCO has not guaranteed the payment or collection of, or pledged any of its assets to secure payment of, any unsatisfied indebtedness or other obligation of any Person. The provisions of this Paragraph 4.12 shall not apply to liabilities arising from unknown Environmental Liabilities.

  4.13 ASSETS OF ECCO. SCHEDULE 4.13 sets forth by site location a list of all furniture, equipment, motor vehicles and all other tangible personal property with a value in excess of Seven Hundred Fifty ($750) Dollars that is owned or used by ECCO in connection with its business (the "Personal Property"). The property listed in SCHEDULE 4.13 constitutes all the tangible personal property necessary for the conduct by ECCO of its business as now conducted. All property owned by ECCO is in good operating condition and repair, normal wear and tear excepted.

  4.14 ACCOUNTS RECEIVABLE. SCHEDULE 4.14 identifies all accounts, notes and other receivables (collectively the "RECEIVABLES") of ECCO as of the Closing Date, and accurately sets forth the face amount of each such Receivable, the balance uncollected thereon and whether the same is current or delinquent, and if delinquent, the extent of such delinquency and a description of the collateral, if any, securing each such Receivable; the Receivables of ECCO are valid obligations that arose out of transactions in the ordinary course of ECCO's business, and are not subject to dispute, set off, or counterclaim.

  4.15 TITLE TO ASSETS. Except set forth on SCHEDULE 4.15, ECCO owns and has good and marketable title to, or a valid leasehold interest in, all of tile Personal Property and Receivables and such Personal Property and Receivables are free and clear of restrictions on, or conditions to, transfer or assignment, and are free and clear of all mortgages, liens, pledges, charges, encumbrances, claims, easements, security interests, covenants, restrictions and other interests in favor of any Person.

  4.16  CONTRACTS.

      (a)   Except for the contracts, guarantees or commitments set forth in
SCHEDULE 4.16 (collectively the "CONTRACTS"), ECCO is not a party to: contracts for the future purchase, sale or lease of goods, materials, supplies or equipment which involve an annual payment of more than Five Thousand ($5,000) Dollars; or any contract or commitment for or involving capital expenditures in excess of Five Thousand ($5,000) Dollars in the aggregate; or any contract for a period of more than one year from its date; or any contract or commitment for the acquisition, leasing or sale of real estate or any interest therein; or any financing arrangement involving the mortgaging, pledging or other hypothecation of assets; or any sale, agency, dealer, distribution, management or other similar contracts; or any contract with any Governmental Entity; or any contract, arrangement or understanding pursuant to which it has assumed, guaranteed, endorsed or otherwise become liable in connection with the obligation of any Person; or any performance or surety bond; or any contract not included in any of the foregoing which obligates ECCO for more that Five Thousand ($5,000) Dollars and was not made in the ordinary and usual course of ECCO's business as now conducted.

      (b) Except as otherwise disclosed on SCHEDULE 4.16, each Contract is in full force and effect there is, to the best knowledge of each Seller, no default by any party obligated to ECCO pursuant thereto. ECCO is not in material default under any agreement, contract or commitment to which ECCO is a party or by which ECCO is bound, nor has any event occurred which, after the giving of notice or the passage of time, or both, could constitute a default under any such agreement, contract or commitment. The Sellers have delivered to Purchaser true and complete copies of all of the Contracts.

  4.17 ENVIRONMENTAL MATTERS. The representations and warranties contained in EXHIBIT "L" with respect to environmental matters are true and correct.

  4.18 DISTRIBUTIONS. Since December 31, 1996, ECCO has not, except as set forth on SCHEDULE 4.18: (a) declared or paid any dividend or made any other distribution in cash, stock or other property, or in respect of shares of its outstanding capital stock, or purchased, redeemed or otherwise acquired or disposed of any shares of its capital stock or any of its other securities; or
(b) paid or discharged any outstanding indebtedness except in the ordinary course of business, consistent with past practice; or (c) made any expenditures or disbursements of funds or commitments, or sold or disposed of, or created liens, pledges, charges or encumbrances of any kind upon, any substantial amount of its assets, other than in the ordinary course of business, consistent with past practice.

  4.19  ACTIONS. SUITS. ETC.

      (a) SCHEDULE 4.19 lists all suits, actions and legal, administrative, arbitration and other proceedings and governmental investigations, pending or, to the best knowledge of each Seller, threatened, planned or probable, against, by or affecting ECCO in any court or before any arbitrator or Governmental Entity, domestic or foreign.

      (b) Except as set forth in SCHEDULE 4.19, there are no judgments unsatisfied against ECCO and no consent decrees to which any Seller or ECCO is subject.

  4.20 CUSTOMERS AND SUPPLIERS. Set forth on SCHEDULE 4.20 is a complete and correct list for the year ended December 31, 1996 of: (a) the ten largest customers of ECCO by account number and name and the amount for which each such customer was invoiced, and (b) ten largest suppliers of ECCO and the amount such suppliers were paid. Except as set forth on SCHEDULE 4.20, to the best knowledge of each Seller, there has been no material adverse change in the business relationship between ECCO and any such customer or any of its suppliers, and said suppliers and customers have not provided ECCO with notice that they intend to discontinue or alter their respective relationships with ECCO after the Closing Date.

  4.21  LABOR MATTERS.

      (a) Except as set forth on SCHEDULE 4.21, there are no written or oral contracts with, or commitment or liabilities to, any labor organization or association of employees, or pending or contemplated negotiations with any such organization or association, and, to the best knowledge of each Seller, no attempt, plan or threat to organize the employees of ECCO is pending or, to the best knowledge of each Seller, is threatened or contemplated; there are and have been no strikes, lockouts or other work stoppages, picketing or labor disputes in which ECCO or any of its premises were involved. ECCO is not engaged in any unfair labor practice and, to the best knowledge of each Seller, has not had any unfair labor practices claim lodged against it.

      (b) Set forth on SCHEDULE 4.21 is a complete and correct list and summary description of all other (i) employment, management, termination and consulting agreements to which ECCO is a party or otherwise bound, and (ii) compensation plans and arrangements; bonus and incentive plans and arrangements; deferred compensation plans and arrangements; pension and retirement plans and arrangements; profit-sharing and thrift plans and arrangements; stock purchase and stock option plans and arrangements; hospitalization and other life, health or disability insurance or reimbursement programs; holiday, sick leave, severance, vacation, tuition reimbursement, personal loan policies and arrangements; and other plans or arrangements providing for benefits for employees' of ECCO. Said Schedule also lists the names and compensation of all employees of ECCO for the last fiscal year (including bonuses and other incentive compensation).

      (c)   Since January 1, 1996, except pursuant to any item listed on
SCHEDULE 4.21, ECCO has not paid any bonuses, premiums or other unusual payments to its directors, officers, employees or other Persons.

  4.22  ERISA.

      (a) PLANS. SCHEDULE 4.21 lists each "EMPLOYEE PENSION BENEFIT PLAN" (collectively called "ECCO PENSION PLANS" and severally called "ECCO PENSION PLAN"), as such term is defined in Paragraph 3(1) of ERISA, which is maintained by ECCO or to which it contributes or is obligated or required to contribute. The ECCO Pension Plans and ECCO Welfare Plans are hereinafter sometimes collectively referred to as the "PLANS" and severally referred to as a "PLAN".

      (b) QUALIFICATION. Each ECCO Pension Plan and the trust (if any) forming a part hereof has been determined by the IRS to be qualified under Paragraph 401(a) of the Code, and is exempt from taxation under Paragraph 501(a) of the Code, and, to the best knowledge of each Seller, nothing has occurred since the date of such determination which would adversely affect such qualification.

      (c) PLAN DOCUMENTS. ECCO has heretofore delivered to Purchaser, true, complete and correct copies of (i) the Plans, and all related trust agreements,
(ii) all written interpretations and summary plan descriptions relating thereto,
(iii) all IRS determination letters relating to the Plans, and (iv) the two most recent actuarial evaluation reports which were prepared in connection with any of the Plans.

      (d) NO PROHIBITED TRANSACTIONS. Neither ECCO nor any of the Plans, nor any trust created thereunder, nor, to the best knowledge of each Seller, any trustee or administrator thereof, has engaged in a transaction which would subject ECCO or any of the Plans to the tax on prohibited transactions imposed by Paragraph 4975 of the Code or to a civil penalty assessed pursuant to Paragraph 502(i) of ERISA.

      (e) NO ACCUMULATED FUNDING DEFICIENCY. None of the ECCO Pension Plans has incurred any "ACCUMULATED FUNDING DEFICIENCY", as such term is defined in Paragraph 302 of ERISA and Paragraph 412 of tile Code, whether or not waived.

      (f) TERMINATION, ETC. ECCO has not incurred, and, to the best knowledge of each Seller, is not expected to incur, directly or indirectly, any liability to the Pension Benefit Guaranty Corporation (the "PBGC") with respect to any ECCO Pension Plan. The PBGC has not instituted proceedings to terminate any ECCO Pension Plan, nor has it notified ECCO, either formally or informally, of its intention to institute any such proceedings.

      (g) REPORTABLE EVENTS. There have not been, with respect to any of the Plans, any "reportable events", as such term is defined in Paragraph 4043(b) of ERISA.

      (h) MULTI-EMPLOYER PLANS. Except as set forth on SCHEDULE 4.21, ECCO has never maintained or contributed to, or been obligated or required to contribute to, a "MULTI-EMPLOYER PLAN", as such term is defined in Paragraph 3(37) of ERISA.

      (i) CONTRIBUTIONS, BENEFITS. ECCO has paid in full all amounts which were required to have been paid by it on or prior to the date hereof as contributions to any of the ECCO Pension Plans. The current value of all accrued benefits under each of the ECCO Pension Plans did not, as of the latest valuation date thereof, exceed the then current value of the assets of such ECCO Pension Plan allocable to such accrued benefits, based upon the actuarial assumptions then being utilized with respect thereto.

      (j) CLAIMS. No claims are pending, or to the best of the knowledge of the Sellers, threatened against any of the Plans or any fiduciary thereof (other than claims for benefits made in the ordinary course of ECCO's business).

  4.23 INSURANCE. SCHEDULE 4.23 sets forth a true and correct list of all policies of insurance in which ECCO is or was named as an insured party at any time since January 1, 1994. SCHEDULE 4.23 specifies, with respect to each policy listed thereon, the name of the insurer, risks insured against, limits of coverage, deductible amount, date through which such policy has been paid, whether such policy is in full force and effect, whether there are any pending claims for payment under such policy, and whether there is a self insured retention and/or retroactive rating provision with respect to any such policy.

  4.24 BANK ACCOUNTS AND POWERS OF ATTORNEY. SCHEDULE 4.24 sets forth the name and address of each bank in which ECCO has an account or safe deposit box, the account number, account name and type of account, and the names of each person authorized to draw thereon or who has access thereto as of the date of this Agreement, and the names of all persons, if any, holding powers of attorney from ECCO on the date hereof.

  4.25  AGREEMENTS OR OBLIGATIONS TO SELLERS OR AFFILIATES.

      (a) Except as set forth on SCHEDULE 4.25, there are no written or oral agreements, arrangements or contracts between ECCO and any of the Sellers or between ECCO and any of the Sellers' Affiliates.

      (b) SCHEDULE 4.25 sets forth all obligations, loans or other financial arrangements between ECCO and any of the Sellers and/or their respective Affiliates. Except as otherwise set forth on SCHEDULE 4.25, all such arrangements will be paid in full or otherwise satisfied and terminated on or before the Closing Date; provided, however, that (i) ECCO's use of the Transfer Station owned by Boston Post Partners will continue on the terms and conditions contained in the Transfer Station Lease, and (ii) ECCO will continue to use the services of Waste Management of New York after the Closing on terms comparable to similar arrangements negotiated at arms length and on terms consistent with the past practice of ECCO.

  4.26 FULL DISCLOSURE. No representation or warranty made by any Seller in this Agreement or in any written statement delivered pursuant to this Agreement or in connection with the transactions contemplated by this Agreement, contains as of the date hereof, or shall contain as of the Closing Date, any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading or to provide Purchaser with complete and accurate information regarding ECCO. Copies of all documents furnished to Purchaser connection with this Agreement are true and complete in all respects. Except as disclosed on a Schedule, the Sellers do not know of any fact relating to the business of ECCO which materially and adversely affects or, so far as any Seller can now foresee, will materially and adversely affect the business, prospects, operations or principal properties of ECCO or the ability of any Seller to perform this Agreement.

  4.27 FEES OR COMMISSIONS OF BROKERS. Neither ECCO nor any Seller has retained or otherwise dealt with, or entered into any agreement or understanding to compensate, any broker or finder in connection with the transactions contemplated by this Agreement.

5. REPRESENTATIONS AND WARRANTIES OF PURCHASER

   As an inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser represents and warrants to, and agrees with, the Sellers that each of the following statements are true on the date of this Agreement and will be true on the Closing Date:

   5.1 ORGANIZATION. Purchaser is a corporation duly incorporated and organized under the laws of the State of Delaware and is validly existing and in good standing under the laws of such state with all requisite corporate power and authority to own, operate or lease its properties and to carry on its business as now being conducted. Purchaser is duly qualified and licensed to do or transact business, and is in good standing as a foreign corporation, in each jurisdiction in which the character of the properties owned by it or the nature of the activities conducted by it make such qualification or licensing necessary.

   5.2 DUE EXECUTION. This Agreement and each document, certificate and agreement executed by Purchaser in connection with this Agreement have been duly and validly executed and delivered by Purchaser and, assuming due execution and delivery by the Sellers, is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

   5.3 AUTHORIZATION. Neither the execution and delivery of this Agreement by Purchaser, nor the consummation of the transaction described in this Agreement by Purchaser, nor the performance by Purchaser of its obligations under this Agreement and the other agreements referred to in this Agreement will:

      (a) violate the terms or provisions of, require the consent of a party to, conflict with, result in a default under, or result in any Person having any rights of termination, cancellation, acceleration or any other rights which it would not have had were it not for this Agreement, under any of the terms, conditions or provisions of:

        (i)    the charter, bylaws, or other governing agreements of Purchaser;

        (ii) any judgment, order, injunction, decree, law, regulation or ruling of any court or of any governmental authority, domestic or foreign, to which any of the Purchaser is subject; or

        (iii) any agreement, contract or commitment to which Purchaser is a party or by which any of their respective assets may be bound; or

      (b) result in the creation or imposition of (or the obligation to create or impose) any lien, charge or encumbrance upon any of the property or assets of Purchaser pursuant to the terms of any indenture, mortgage, deed of trust, lease, agreement or other instrument to which Purchaser is a party or by which it is bound; or

      (c) require the consent or approval of any Person (other than Governmental Entities).

   5.4 ISSUANCE OF PURCHASER'S STOCK. When issued at the Closing, the Purchaser's Stock will be duly and validly issued, and will be fully paid and nonassessable. Except as set forth in this Agreement and on the Purchaser's Stock, the Sellers will receive good title to the Purchaser's Stock, free and clear of all liens, encumbrances, claims, charges and assessments, other that those imposed by this Agreement and applicable securities laws.

   5.5 FEES OR COMMISSIONS OF BROKERS. Purchaser has not retained or otherwise dealt with, or entered into any agreement or understanding to compensate any broker or finder in connection with the transactions contemplated by this Agreement.

   5.6 PURCHASER'S REPORTS. The Purchaser has delivered to the Sellers true, correct and complete copies of the Purchaser's Reports, together with any amendments thereto. The Purchaser's Reports, at the respective date of their filing with the Securities and Exchange Commission, did not contain any untrue statement of a material fact and did not fail to state any material fact necessary in order to make any statement made therein, in the light of the circumstances under which they were made, not misleading.

   5.7 ABSENCE OF CERTAIN EVENTS. Except as may be disclosed in the Purchaser's Reports, since March 27, 1997, there has not been any change in the financial condition or the nature of the business or operations of the Purchaser, which has had or which might have a material adverse effect on its business, operations, assets, properties or prospects.

   5.8 FULL DISCLOSURE. No representation or warranty made by the Purchaser in this Agreement or in any document to be delivered by the Purchaser pursuant hereto contains, or will contain, any untrue statement of a material fact or fails, or will fail, to state any material fact necessary to make any statement herein or therein not materially misleading.

6. INTENTIONALLY DELETED

7. OTHER AGREEMENTS

   7.1  TRANSFER TAXES, EXPENSES AND PROFESSIONAL FEES.

   Sellers agree to pay at the Closing all federal, state and local excise or transfer taxes due on account of the transfer of the Stock to Purchaser. Whether or not the transfer of the Stock and the other transactions contemplated by this Agreement are consummated, each party agrees to pay its own expenses incurred in connection with this Agreement, the transactions contemplated hereby, the negotiations leading to the same and the preparations made for carrying the same into effect. Sellers agree that any professional fees or other expenses attributable to this transaction to be paid by ECCO shall be either (i) paid by ECCO prior to the Closing; or (ii) adjusted for at the Closing as part of the Existing Obligations of ECCO.

   7.2 ACCESS. The Sellers shall take such actions as may be required to assure that Purchaser, by its designated representatives, attorneys, auditors, employees and agents, shall have the right to examine the books of account, auditor's work papers, financial and corporate records, tax returns, properties and other assets of ECCO, and to make copies of such records, reports and other documents as Purchaser may reasonably request, at the Sellers' expense, and at any time prior to the Closing Date on prior notice during business hours, and Sellers agree further to cooperate with such Persons in conducting such examination.

   7.3 FURTHER ASSURANCES. Each party hereto shall execute and deliver any and all further agreements, documents or instruments necessary to effectuate this Agreement and the transactions referred to herein or contemplated hereby or reasonably requested by the other party to perfect or evidence its rights hereunder. Each party will use its best efforts to effect an orderly transfer of control of the business of ECCO to Purchaser and to complete the transactions contemplated by this Agreement as promptly as practicable, subject to Paragraph 3 hereof.

   7.4 NOTIFICATION OF CHANGES. Each Seller shall promptly notify Purchaser of any information which such Seller becomes aware of after the date of this Agreement and on or before the Closing Date which would prevent the consummation of the transactions contemplated by this Agreement, or would indicate a breach of the representations, warranties or covenants made by any Seller in this Agreement, or which relates to any matter which is the subject of the covenants, representations or warranties made by any Seller in, or pursuant to, this Agreement.

   7.5  CONFIDENTIALITY.

      (a) Each party to this Agreement understands that certain information which it has been furnished and will be furnished in connection with this transaction is confidential and proprietary and agrees that it will maintain the confidentiality of such information, from and after the date hereof, and will not, without the consent of the party furnishing such information, disclose it to any Person (other than its directors, officers, employees, accountants, attorneys and agents if required by any such Person in connection with the performance by such Person of its duties for the Sellers, ECCO or Purchaser, as the case may be) or use such information except in connection with the proposed acquisition of the Stock. Information which is generally known about a party in its industry through no fault of the other party, or which has been disclosed to the other party by any Person who has a right to do so, shall not be deemed confidential or proprietary information for these purposes. If a Closing does not occur for any reason, each party agrees to promptly return to the other all materials (and all copies thereof) which have been furnished to it regarding the business and financial condition of the other party, including all financial statements, reports, contracts, investor lists, accounts, records, tax returns, data, plans, processes and trade secrets.

      (b) Purchaser and the Sellers each recognize that any breach or threatened breach of any of the provisions of Paragraph 7.6(a) may result in damages to the Purchaser, ECCO or the Sellers, as the case may be, which are incapable of calculation and that, in the event of such breach or threatened breach, Purchaser or Sellers, as the case may be, shall be entitled to obtain equitable relief by way of injunction, in addition to any other remedies which such party may have at law.

   7.6 TEMPORARY PERMITS. The parties hereto acknowledge and agree that, as set forth in SCHEDULE 4.10 hereto, ECCO's permit to collect and transport medical waste in New York City and the State of New Jersey are temporary and subject to the approval of the applicable governmental and regulatory entities. If such approvals are not received, and ECCO is unable to engage in the medical waste business in New York City and/or New Jersey, then Stericycle shall cause all such customer accounts located in New York City and/or New Jersey to continue to be serviced on the same terms as conducted by ECCO. If Stericycle does not or is unable to do so, then, for purposes of calculating the Annual Revenues during the Adjustment Period, Annual Revenues shall include an amount equal to the average of the revenues for the first five months of 1997 of any such customers for which ECCO is no longer permitted to perform services, multiplied by twelve.

   In addition, if Stericycle's permits to collect and transport medical waste in New York City or the State of New Jersey are revoked, expire or are not granted, as applicable, for any reason, then ECCO shall cause all such customer accounts of Stericycle located in New York City and/or New Jersey to continue to be serviced on the same terms as conducted by Stericycle; provided however, that no such accounts shall be included in the Annual Revenues of ECCO during the Adjustment Period.

   Following the Closing, ECCO will promptly file an Updated Disclosure Statement with the New Jersey Department of Environmental Protection as set forth in that certain Order dated April 30, 1997.

8. CONDITIONS TO PURCHASER'S OBLIGATIONS

   Purchaser's obligations under this Agreement are subject to the fulfillment or satisfaction on or before the Closing Date of each of the following conditions (any one or more of which may be waived by Purchaser, but only in a writing signed by Purchaser which references this Article 8 and Purchaser's intention to waive such conditions):

   8.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Sellers in this Agreement or in any certificate, Schedule or other document attached hereto, or delivered in connection with this Agreement, shall be true and correct on the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date.

   8.2 COMPLIANCE WITH CONDITIONS. The Sellers shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Sellers on or before the Closing Date.

   8.3  ABSENCE OF LITIGATION OR INVESTIGATION.   No action, suit or proceeding
before any court or Governmental Entity, which would affect the transactions contemplated by this Agreement shall have been instituted or threatened on or before the Closing Date, nor shall any governmental investigation have been initiated which might reasonably be expected to lead to such a litigation or proceeding.

   8.4 CLOSING CERTIFICATE. At the Closing, the Sellers shall have delivered to Purchaser a certificate, dated the Closing Date, and signed by each of the

Sellers certifying that the requirements of Paragraphs 8.1, 8.2 and 8.3 have been satisfied, or if not satisfied in any respect, stating any discrepancies.

   8.5 NO MATERIAL ADVERSE CHANGE. Since January 1, 1996, there shall have been (a) no material adverse change in the financial condition, business (taken as a whole), personnel or affairs of ECCO and (b) no loss (whether or not insured) suffered by ECCO by reason of physical damage caused by fire, earthquake, flood, wind, accident or other calamity which materially and adversely affects the properties or business of ECCO.

   8.6 REGULATORY APPROVALS. Purchaser shall have obtained the permits, approvals, licenses, and other evidence of authority from all Governmental Entities with jurisdiction over ECCO's business and the Transfer Station set forth on SCHEDULE 8.6 that are required to enable Purchaser to own all of the stock of ECCO and to operate ECCO's business and the Transfer Station in accordance with its prior practices.

9. CONDITIONS TO SELLER'S OBLIGATIONS

   The Sellers' obligations under this Agreement are subject to the fulfillment or satisfaction on or before the Closing Date of each of the following conditions (any one or more of which may be waived by the Sellers, but only in a writing signed by all of the Sellers which references this Article 9 and the Sellers' intention to waive such conditions):

   9.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Purchaser in this Agreement or in any certificate, Schedule or other document delivered pursuant to, or in connection with this Agreement, shall be true and correct on the Closing Date with the same effect as though such representations and warranties had been made on the Closing Date.

   9.2 COMPLIANCE WITH CONDITIONS. Purchaser shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Purchaser on or before the Closing Date, including, but not limited to, delivery of all items set forth at Paragraph 3.3(b)) hereof.

   9.3 ABSENCE OF LITIGATION OR INVESTIGATION. No action, suit or proceeding before any court or Governmental Entity, which would affect the transactions contemplated by this Agreement, shall have been instituted or threatened on or before the Closing Date, nor shall any governmental investigation have been initiated which might reasonably be expected to lead to such a litigation or proceeding.

   9.4 CLOSING CERTIFICATE. At the Closing, Purchaser shall have delivered to Sellers a certificate, dated the Closing Date, and signed by the President of Purchaser certifying in such detail as Sellers may reasonably request that the requirements of Paragraphs 9.1, 9.2 and 9.3 have been satisfied, or if not satisfied in any respect, stating any discrepancies.

   9.5 CONSENTS. The Sellers shall have obtained and delivered to Purchaser any consents described on SCHEDULE 9.5.

   9.6  GUARANTEES.

      (a) In connection with the bank loans described in SCHEDULE 9.6 (the "LOANS"), ECCO will use its best efforts prior to the Closing, and Purchaser will provide ECCO with its full cooperation, to obtain the release of each Seller from the guarantees executed by any such Seller in connection with such Loans. If such releases are not obtained prior to the Closing, (i) Purchaser and Sellers shall adjust for such Loans pursuant to Paragraph 2.6(a)(ii), (ii) ECCO shall indemnify each such Seller in connection with such guarantees, (iii) Purchaser shall post a cash escrow fund (the "Cash Escrow Fund") with the Security Escrow Agent pursuant to the Escrow Agreement in the form annexed hereto as EXHIBIT "M", in an amount equal to the outstanding guaranteed balance of the Loans for which the Sellers have unreleased guarantees, and (iv) no later than six months following the Closing, Purchaser and/or ECCO shall either (A) repay such Loans in full or (B) obtain the lender's release of the Sellers from the guarantees of such Loans.

      (b) The Cash Escrow Fund shall be held by the Security Escrow Agent subject to the terms and conditions of the Escrow Agreement. Notwithstanding the foregoing, the Cash Escrow Fund shall be released to the lender or Purchaser, as the case may be, under the following conditions:

        (i) to Purchaser, upon receipt of evidence that (i) the loans have been paid in full or (ii) that the Sellers have been released from the guarantees on the terms set forth herein above; or

        (ii) to the lender, upon delivery by Sellers to the Security Escrow Agent of a "pay off letter" from each such lender with unreleased Seller guarantees setting forth the total amount of the guaranteed indebtedness due to the lender pursuant to the loans, and upon making such payment to the lenders, the Security Escrow Agent shall pay the balance, if any, of the Cash Escrow Fund to the Purchaser.

10.   SURVIVAL AND INDEMNIFICATION

  10.1 DEFINITIONS. For purposes of this Article 10 only, the following definitions shall apply:

      (a) "CLAIM" shall mean any matter as to which an Indemnified Party is entitled to be indemnified pursuant to Paragraph 10.3(a) or 10.3(b)).

      (b) "INDEMNIFIED PARTY" shall mean any Person which is entitled to be indemnified pursuant to Paragraph 10.3(a) or 10.3(b)).

      (c) "INDEMNITOR" shall mean any Person which is obligated to indemnify another Person pursuant to Paragraph 10.3(a) or 10.3(b)).

      (d)   "LOSS" shall mean:

        (i) With respect to the Purchaser, the actual damage, loss, cost or expense (including reasonable attorneys' fees and costs of investigation incurred in defending against and/or settling such damage, loss, cost or expense or claim therefor and any amounts paid in settlement thereof) imposed on, or incurred by, ECCO or Purchaser.

        (ii) With respect to the Sellers, the actual damage, loss, cost or expense (including reasonable attorneys' fees and costs or investigation incurred in defending against and/or settling such damage, loss, cost or expense or claim therefor and any amounts paid in settlement thereof) imposed on, or incurred by, Sellers or any of them.

        (iii) For the purposes hereof, "LOSS" shall include, as to any amount owing under this Agreement, interest at the rate of 18% per annum, from the date such amount becomes due and owing to the indemnified party until paid in full.

      (e) "Third Party Claim" shall mean any claim asserted by any Person ("THIRD PARTY") which is not a party to this Agreement.

  10.2 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations set forth in Paragraphs 4.3 and 5.4 shall survive the Closing until the expiration of the applicable statutes of limitation in connection with any claims arising in connection therewith. The representations set forth in Paragraphs 4.2, 4.4(c), 4.9 and 4.17 shall survive the Closing until the expiration of the applicable statutes of limitation in connection with any claims arising in connection therewith. All other representations and warranties contained herein or in any certificate delivered at or in connection with the Closing shall survive until the expiration of eighteen (18) months following the Closing. Notwithstanding the foregoing, the representations set forth in Paragraph 4.14 are governed by the provisions of Paragraph 2.6 and are not subject to the indemnification or "Basket" provisions of this Paragraph 10. The parties hereto shall be liable pursuant to the indemnification obligations set forth herein only if a Claim is asserted in writing as set forth Paragraph 10.4 prior to the end of the applicable survival period set forth in this Paragraph 10.2. Nothing herein is intended to limit the rights of contribution, if any, among the Sellers.

  10.3  INDEMNIFICATION.

      (a) INDEMNIFICATION BY SELLERS. Sellers jointly and severally agree to indemnify Purchaser against, to hold Purchaser harmless from, and to reimburse Purchaser on demand for, all Loss imposed on, or incurred by, Purchaser and/or resulting from (i) a breach of any representation or warranty made by any Seller in this Agreement or in any document or certificate signed by any Seller in connection with this Agreement; or (ii) the failure by any of the Sellers to comply with any agreement or covenant made by any Seller in this Agreement or any document executed by any Sellers in connection herewith. Notwithstanding the foregoing (1) no Seller shall be personally liable for any amount in excess of such Seller's pro rata portion of the Purchase Price (as adjusted as provided herein above pursuant to Paragraph 2.6 and 2.8) and (2) to the extent a Loss arises out of or is based upon the representations set forth in Paragraph 4.2, 4.3, 4.11, or as a result of any Seller's breach of his personal obligations set forth in Paragraphs 11 or 12, the obligation to indemnify Purchaser hereunder shall not be joint as to all Sellers, but shall be solely the obligation of the breaching Seller.

      (b) INDEMNIFICATION BY PURCHASER. Purchaser agrees to indemnify each of the Sellers, against, to hold Sellers harmless from, and to reimburse Sellers on demand for, all Loss imposed on, or incurred by, such Person resulting from
(i) a breach of any representation or warranty made by Purchaser in this Agreement or in any document or certificate signed by Purchaser in connection with this Agreement; or (ii) the failure by Purchaser or ECCO to comply with any agreement or covenant made by Purchaser or ECCO in this Agreement or any document executed by Purchaser in connection herewith.

      (c) LIMITATIONS ON LIABILITY. The provisions of this Paragraph 10.3(c) shall not be applicable to the Purchase Price adjustment described in Paragraph
2.8. Notwithstanding anything contained in this Agreement to the contrary (excluding however any liability arising from the Purchase Price adjustment set forth in Paragraph 2.8), the Sellers have no obligation to indemnify the Purchaser hereunder unless and until such time as all Losses exceed, in the aggregate Forty Thousand ($40,000) Dollars (the "BASKET"), at which time all such Losses exceeding Forty Thousand ($40,000) Dollars may be asserted, it being further understood and agreed that the first Forty Thousand ($40,000) Dollars of Losses shall be excluded from the indemnification obligations of the Sellers under this Agreement and shall be borne 100% by the Purchaser; provided, nevertheless that if any Losses arise from a breach of Paragraph 4.17 regarding Environmental Liabilities ("Environmental Losses"), then such Environmental Losses shall be excluded from the indemnification obligations of the Sellers under this Agreement until total Losses (including Environmental Losses) aggregate $40,000 and additional Environmental Losses aggregate an additional $60,000 at which time all excess Environmental Losses may be asserted against

Sellers pursuant to this Paragraph 10 up to the $6,300,000 limitation contained herein. In addition, the obligations of the Sellers, collectively, to indemnify hereunder, shall be limited to Six Million Three Hundred Thousand ($6,300,000) Dollars in the aggregate so that no more than Six Million Three Hundred Thousand ($6,300,000) Dollars may be collected in the aggregate from the Sellers, collectively, pursuant to this Agreement. Within thirty (30) days after final resolution of any Loss asserted hereunder, the Sellers shall have the right, in their discretion, to elect to pay such Loss by delivery to the Purchaser of the Purchaser's Stock held by such Seller, cash or any combination thereof. If any such Seller fails to exercise this option within such thirty (30) day period, then Purchaser, in its discretion may pursue any remedy available to it. If and to the extent that any such Loss is paid by delivery of Purchaser's Stock, then for purposes of this Paragraph 10.3(c), Purchaser's Stock shall be valued at the average daily closing price for the Purchaser's common stock on NASDAQ for the thirty (30) consecutive business days on which NASDAQ was open for trading immediately preceding the date on which the Loss is finally resolved.

  10.4 CONDITIONS OF INDEMNIFICATION. The obligations and liabilities of the Sellers under Paragraph 10.3(a), and of the Purchaser under Paragraph 10.3(b) shall be subject to the following terms and conditions:

      (a) CLAIM NOTICES. An Indemnified Party shall send a written notice (the "CLAIM NOTICE") to the Indemnitor upon the occurrence of any event, or the discovery of any facts by, or the commencement of any litigation or proceeding against, the Indemnified Party which might give rise to a Claim. Each Claim Notice shall be given as promptly as possible after the Indemnified Party has actual notice of such event, state of facts, litigation or proceeding and it appears reasonably probable that such event, state of facts, litigation or proceeding might involve matters that would give rise to a Claim against an Indemnitor; provided, however, that the failure to give notice of Claim promptly shall not relieve any party from any liability that it would otherwise would have pursuant to this Paragraph 10 except to the extent that any such delay materially and adversely affects the Indemnitor's ability to defend such Claim. Each Claim Notice shall specify, with particularity, the nature and, to the extent ascertainable, the amount of the Claim and shall have attached to it any written documents in the possession of the Indemnified Party which evidence the facts upon which such Claim is based.

      (b)   DEFENSE OF THIRD PARTY CLAIMS.

        (i) If a Third Party Claim is asserted against an Indemnified Party, the Indemnitor may elect to undertake the defense of the Third Party Claim at the Indemnitor's own expense with counsel selected by the Indemnitor if the Indemnitor gives written notice of such election to the Indemnified Party within ten (10) days after it receives the Claim Notice and thereafter diligently provides such defense, in which event the Indemnified Party shall not settle or compromise such Third Party Claim without the prior consent of the Indemnitor.

        (ii) If the Indemnitor fails to advise the Indemnified Party that it will undertake the defense of such Claim on behalf of the Indemnified Party or, having assumed such defense, thereafter fails to diligently and continuously pursue such defense, the Indemnified Party may undertake the defense of such Claim with its own counsel and may settle or compromise such Third Party Claim in its sole discretion, all at the expense of the Indemnitor.

        (iii) Notwithstanding the forgoing, the Indemnitor may not assume the defense of a Third Party Claim if (i) the named parties to such action (including any impleaded parties) include the Indemnified Party and the Indemnitor, and the representation of such parties by the same counsel would be inappropriate under the applicable standards of professional conduct due to actual or potential conflicting interest between them, (ii) the counsel selected by the Indemnitor has advised the Indemnified Party, in writing, that representation of the Indemnified Party by such counsel would likely involve representing differing interests (whether it be a conflicting, inconsistent, diverse or other interest) which could adversely affect either the judgment or loyalty of such counsel to the Indemnified Party, or (iii) the Indemnified Party or any of its Affiliates could be subject to criminal penalties or injunctive relief as a result of such Third Party Claim. In such circumstances, the Indemnified Party shall have the right to defend the Third Party Claim and to employ counsel reasonably acceptable to the Indemnitor at the expense of the Indemnitor; provided however, that the Indemnified Party shall not settle or compromise a claim for monetary damages arising under this Paragraph 10.4(b)(iii) without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, in the event that a Claim arising under this Paragraph l0.4(b)(iii) could subject the Indemnified Party to criminal penalties or injunctive relief, then, in such event the Indemnified Party shall have the right to settle or compromise such claim without the consent of the Indemnitor.

        (iv) If the Indemnitor assumes the defense of the Third Party Claim as provided herein, and thereafter diligently and continuously pursues the defense or settlement of such Third Party Claim, the Indemnitor shall not be liable for any fees and expenses of counsel for the Indemnified Party incurred thereafter in connection with the Third Party Claim (except in the case of actual or potential differing interests, as provided in the preceding sentence).

        (v) The party which is not the defending party shall have the right to participate, at its own expense, in the defense of any action or proceeding brought in connection with a Third Party Claim. Any Third Party Claim will be deemed resolved by a final decision of a court of competent jurisdiction (after all appeals have been taken or the time for taking such appeals has expired), the final decision of a board or panel of arbitrators, or a settlement agreement with the Third Party.

        (vi) The Indemnitor shall not settle or compromise any claim on a basis which would impose a consent order, injunction or decree on the Indemnified Party or any of its Affiliates, or which would restrict the future activity of the Indemnified Party or any Affiliate thereof, or which would impose criminal penalties on the Indemnified Party or any Affiliate thereof, without the consent of the Indemnified Party.

      (c) DEFENSE OF NON THIRD PARTY CLAIM. All disputed Claims (other than Claims based on Third Party Claims) will be resolved upon the negotiation and written agreement of the Indemnitor and the Indemnified Party, or failing such agreement, by a final decision of a court of competent jurisdiction or arbitrator's order (after all appeals have been taken or the time for taking such appeals has expired).

      (d) COOPERATION. Each Indemnified Party shall use reasonable efforts to cooperate fully with the Indemnitor in connection with the litigation, contest, compromise and settlement of all Claims.

  10.5 INSURANCE PROCEEDS. In determining the amount of Loss for which an Indemnified Party is entitled, the Loss shall be reduced by any insurance proceeds which are paid to such Indemnified Party with respect to the Loss for which indemnification is sought. If Sellers pay Purchaser a payment which satisfies Sellers' obligations under this Paragraph 10 with regard to a Loss for which the Purchaser was entitled to indemnification in accordance with Paragraph 10 and, after such payment by Sellers, Purchaser receives insurance proceeds in payment of the same Loss, Purchaser will reimburse the Sellers for the amount the Sellers have paid up to, but not exceeding, the insurance proceeds received. Purchaser shall assert the claim giving rise to any Loss for which they are entitled to be indemnified under Paragraph 10, with the issuer of any applicable insurance policy.

11.     RESTRICTIVE COVENANT

  11.1 RESTRICTIVE COVENANT. Provided that no Event of Default (as defined in the Notes) has occurred pursuant to the Notes which remains uncured, during the five year period commencing on the Closing Date, each Seller (excluding Bennett, who shall execute a separate Restrictive Covenant Agreement in the form annexed hereto as EXHIBIT "H") agrees that he shall not:

      (a) either directly or indirectly (whether as owner, principal, agent, partner, officer, employee, independent contractor, consultant, stockholder, or otherwise), engage or participate in or have any financial interest in any entity which offers any service in competition with ECCO, or engage in any business or activity engaged in by ECCO on the date of this Agreement in New York, New Jersey or Connecticut. Notwithstanding the foregoing, Seller shall be permitted to own not more than 2% of the issued and outstanding stock of any publicly traded company.

      (b) for himself or with or as an agent for any other person, firm, corporation or entity, directly or indirectly, solicit, interfere with, endeavor to entice away from, divert or attempt to divert or otherwise interfere with, or disrupt the business relationship of the Purchaser or ECCO with, (i) any person or entity who is a client, customer or business contact of ECCO, or (ii) any potential clients, customers or business contacts with whom ECCO is actively negotiating at the date of this Agreement.

      (c) except for family members of any Seller, either directly or indirectly, for himself or any other Person, solicit, induce, recruit, or cause any person in the employ of ECCO or Purchaser to terminate his or her employment for the purpose of joining, associating or becoming employed with any business or activity which is in competition with any service offered, or any business or activity engaged in by ECCO.

  11.2  CONFIDENTIAL INFORMATION.

      (a) Each Seller (excluding Bennett who will execute a separate Restrictive Covenant Agreement) hereby agrees that he: (i) will keep confidential and protect all Confidential Information (as hereinafter defined) known to him or in his possession, (ii) will not disclose any Confidential Information to any person or entity, except as may be required in the performance by him of his duties as an employee of the Purchaser or ECCO, if applicable, and (iii) will not use any Confidential Information except for the exclusive benefit of the Purchaser or ECCO.

      (b) For the purposes of this Agreement, the term "Confidential Information" shall mean any information, data and other materials, including, without limitation, contracts, customer lists, supplier lists, pricing information, information relating to costs, marketing, selling, servicing, technology, machinery or equipment, or in any way concerning the operation of the Purchaser's or ECCO's business. The term Confidential Information does not include any information which (i) at the time of disclosure is generally available to the public (other than as a result of a disclosure directly or indirectly by a Seller), or (ii) has been independently acquired or developed by a third party not obligated to keep such information confidential.

      (c) In the event that a Seller becomes legally compelled (by subpoena, interrogatory or similar process) to disclose any of the Confidential

Information, such Seller shall provide the Purchaser with prompt written notice of such event so that the Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Paragraph
11. In the event that such protective order or other remedy is not obtained and, in the opinion of Purchaser's legal counsel, such an order or remedy cannot be obtained, a Seller may disclose Confidential Information to the extent he is legally compelled to do so, provided, however, that each Seller agrees that he will furnish only that portion of the Confidential Information which is legally required and will exercise his best efforts to obtain reliable assurances that confidential treatment will be accorded to that portion of the Confidential Information and other information which is being disclosed.

  11.3 INJUNCTIVE RELIEF, ETC. The parties hereto hereby acknowledge and agree that (a) Purchaser would be irreparably injured in the event of a breach by any of the Sellers of their obligations under this Paragraph 11, (b) monetary damages would not be an adequate remedy for any such breach, (c) Purchaser shall be entitled to injunctive relief, in addition to any other remedy which it may have, at law, in equity or otherwise, in the event of any such breach, and (d) the existence of any claims which any of the Sellers have against Purchaser, whether under this Agreement or otherwise, shall not be a defense to the enforcement by Purchaser of any of its rights under this Paragraph 11.

  11.4 SCOPE OF RESTRICTIONS. If is the intent of the parties hereto that the restrictions contained in this Paragraph 11 hereof shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought, and each Seller hereby acknowledges that said restrictions are reasonably necessary for the protection of Purchaser and its interest in ECCO. Accordingly, if any one or more of the provisions of this Paragraph 11 shall be adjudicated to be invalid or unenforceable for any reason whatsoever, this Paragraph 11 shall be (only with respect to the operation thereof in the particular jurisdiction in which such adjudication is made) construed by limiting and reducing its scope to the extent required to make it enforceable to the extent permissible.

12.     INVESTMENT REPRESENTATIONS AND WARRANTIES OF SELLERS

  12.1 NO REGISTRATION. Each Seller acknowledges that in reliance upon the representations and warranties of each Seller contained in this Agreement, the Purchaser's Stock will not be registered under the 1933 Act or the securities laws of any state or other jurisdiction, at or prior to its issuance to Sellers.

  12.2 INVESTMENT REPRESENTATIONS. Each Seller represents and warrants to Purchaser, as to himself only, that:

      (a) He is an "ACCREDITED INVESTOR" within the meaning of Rule 501(a) under the 1933 Act.

      (b) He understands that the issuance by Purchaser of the Purchaser's Stock will not be registered under the 1933 Act by reason of the utilization by Purchaser of an exemption from registration pursuant to Paragraph 4(2) thereof and Regulation D thereunder. Seller understands that the Purchaser's Stock may only be disposed of pursuant to either (i) an effective registration statement under the 1933 Act and applicable state securities laws, or (ii) an exemption from the registration requirements of the 1933 Act and applicable state securities laws. Purchaser has neither filed such a registration statement nor agreed to do so and in the absence of such a registration statement or exemption, Sellers may have to hold the Purchaser's Stock indefinitely and may be unable to liquidate it in case of an emergency. Each Seller's financial situation is such that he is able to bear the economic risks of an investment in the Purchaser's Stock including the risks resulting from the limited transferability of the Purchaser's Stock, and that such Seller has substantial net worth.

      (c) He will not sell, pledge, transfer or otherwise dispose or hypothecate the Purchaser's Stock in violation of the Stock Pledge Agreement or this Agreement and will sell such shares only in accordance with the terms of this Agreement and applicable law.

      (d) He recognizes that an investment in Purchaser as evidenced by ownership of Purchaser's Stock involves significant risks and has taken full cognizance of and understands all of the risk factors related to the acquisition of the Purchaser's Stock.

      (e) He has such knowledge and experience in financial and business matters (particularly with respect to the business in which Purchaser is engaged) as will enable him to utilize the information made available to him in connection with the acquisition of the Purchaser's Stock in order to evaluate the risk of the prospective investment and to make an informed investment decision.

      (f) He has had full access to and has reviewed the Purchaser's Reports. He has been given the opportunity to ask questions of, and to receive answers from, Purchaser's officers and employees concerning the terms and conditions of an investment in Purchaser. He acknowledges that Purchaser has made all documents, records and books pertaining to his investment in Purchaser available for inspection by each Seller and his attorney, accountant and other agents. No oral or written representations, warranties or statements have been made or furnished to any Seller by Purchaser with respect to Purchaser which Sellers are relying on.

      (g) Seller is acquiring the Purchaser's Stock as principal for his own account for investment and not with a view to resale or distribution in a manner which would require registration under the 1933 Act. Seller does not now have any reason to anticipate any change in his circumstances or any other particular occasion or event which would cause Seller to need to sell the Purchaser's Stock and understands that Purchaser is relying upon the truth and accuracy of the Seller's representations and warranties in entering into this Agreement.

      (h) Seller has been advised that no federal or state agency has made any recommendation or endorsement or otherwise passed on the merits of any investment in the Purchaser.

  12.3 DELBROCCOLO ESTATE. Notwithstanding the foregoing, the parties hereto acknowledge and agree that the Delbroccolo Estate may distribute the Purchaser's Stock and the Note issued to the Delbroccolo Estate to the beneficiaries of the Delbroccolo Estate or trusts for the benefit of such beneficiaries upon the execution and delivery to Purchaser of:

      (a) an investment representation letter executed by each such transferee, to be prepared by Purchaser's counsel, containing substantially the representations and warranties set forth in this Paragraph 12;

      (b) a representation that each such transferee is at least 18 years of age;

      (c) an agreement that each such beneficiary is taking the Purchaser's Stock and the Note subject to all rights of the Secured Party (as defined in the Stock Pledge Agreement) in the Purchaser's Stock and the Note pursuant to the Stock Pledge Agreement; and

      (d) an acknowledgment from each transferee and the Delbroccolo Estate that such transfer of the Purchaser's Stock and the Note shall not release the Delbroccolo Estate, as transferor, from any of its obligations under any of this Agreement or any other agreement executed in connection with this Agreement.

13.     LETTER OF CREDIT

  13.1 For so long as the Notes remain outstanding (and, as set forth in Paragraph 13.3 hereinafter, for such additional period as is required to obtain a final determination as to the validity of any asserted rights of offset of Purchaser against any portion of the Notes), Purchaser shall maintain a Letter of Credit in effect (including the timely renewal of the Letter of Credit (the "LETTER OF CREDIT") upon its expiration in accordance with its terms) in an amount at all times at least equal to the then outstanding aggregate principal balance of the Notes (or, to the extent not fully drawn down as a result of any asserted right of offset, the Letter of Credit shall be maintained in the amount of any such asserted right of offset, if applicable, until such issue has been finally resolved).

  13.2 On the Closing, Purchaser shall deliver the hereinafter described Letter of Credit to Bennett Velocci who will act as Sellers' Agent (the "SELLERS' AGENT") pursuant to the terms of the Authorization of Sellers' Agent annexed hereto as EXHIBIT "N".

  13.3 The Letter of Credit shall (a) be issued by a bank, savings and loan association or other financial institution, (b) name the Sellers' Agent as beneficiary, (c) be in an amount not less than the outstanding aggregate principal balance outstanding under the Notes from time to time, (d) be irrevocable through its expiration date, and (e) be conditioned as to payment only upon its presentment together with an affidavit ("SELLERS' AFFIDAVIT") of the Sellers' Agent certifying (i) that Purchaser has either (aa) breached its obligations under Paragraph 13.4, or (bb) that an Event of Default has occurred under the Notes, or any of them, and has not been cured after notice and within the applicable grace period provided in the Notes, (ii) that Sellers' Agent has sent a notice of intent to request payment of the Letter of Credit to Purchaser (the "ADDITIONAL NOTICE") and Purchaser has not cured the Event of Default within ten (10) days after receipt of the Additional Notice, (iii) Purchaser has not asserted any right of offset relating to any amount due pursuant to the Notes, or, if such right of offset has been asserted, a statement of the amount so asserted and (iv) the amount that Sellers are entitled to receive pursuant to the terms of the Notes (as adjusted for any asserted right of offset by Purchaser). The term "LETTER OF CREDIT" shall refer to the letter of credit delivered by Purchaser on the Closing Date and any extension, renewal and substitution therefor.

  13.4 At least twenty (20) business days prior to the expiration date of the Letter of Credit Purchaser shall deliver to the Sellers' Agent either an extension of the then current Letter of Credit or a substitute letter of credit which complies with the provisions of Paragraph 13.3. If Purchaser fails to comply with its obligations pursuant to the immediately preceding sentence, and fails to cure the same within five business days after notice from Sellers' Agent, then, Sellers' Agent may present the Letter of Credit for payment pursuant to the provisions of this Agreement.

  13.5 Sellers shall reimburse Purchaser for the cost of maintaining the Letter of Credit by paying Purchaser on the same day each year on which each annual payment is due pursuant to the terms of the Notes until the Notes are paid in full, an aggregate amount equal to 1-1/2% of the then outstanding principal balance of the Letter of Credit in effect during the immediately preceding twelve month period. Purchaser shall have the right to reduce the payment of principal and interest that is otherwise due and payable under the Notes on a pro rata basis in accordance with each Sellers' percentage ownership interest as set forth in SCHEDULE 2.2 of this Agreement, each year by an amount equal to the reimbursement that Sellers owe to Purchaser pursuant tho the provisions of this Paragraph 13.5.

14.     MISCELLANEOUS

  14.1 NOTICES, ETC. Any notice, request, demand or other communication given, or required to be given, pursuant to this Agreement shall be in writing and shall either be personally delivered or sent by a reputable commercial courier guaranteeing overnight delivery and shall be deemed to have been given upon receipt if personally delivered, or, otherwise one (1) business clay after it is delivered to such delivery service in either case addressed as follows:

   If to Purchaser:       STERICYCLE, INC.
                          1419 Lake Cook Road
                          Suite 410
                          Deerfield, Illinois 60015

   with a copy to:        KURZMAN & EISENBERG, LLP
                          One North Broadway, 10th Floor
                          White Plains, New York 10601
                          Attn:  Stephen R. Levy, Esq.

   and to:                SIVE, PAGET & RIESEL, P.C.
                          460 Park Avenue, 10th Floor
                          New York, New York 10022
                          Attn:  Paul Casowitz, Esq.

 If to Sellers to:        BENNETT VELOCCI
                          34 Daffodil Drive
                          Farmingdale, New York 11735

                          ORLANDO VELOCCI
                          19 Fox Run
                          Roslyn Heights, New York 11576

                          UMBERTO VELOCCI
                          62 Cherrywood Drive
                          New Hyde Park, New York 11040

                          THE ESTATE OF VINCENT DELBROCCOLO, SR.
                          c/o Farrell, Fritz, Caemmerer, Cleary,
                            Barnosky and Armentano
                          EAB Plaza
                          Uniondale, New York 11556
                          Attention:  Thomas J. Doran, Esq.

  with a copy to:         RIVKIN, RADLER & KREMER
                          EAB Plaza
                          Uniondale, New York  11556-0111
                          Attention:  Barry R. Shapiro, Esq.

   Any party may, by giving notice to the other parties in the manner set forth above, change the address to which notices shall be sent to it, provided that any such change of address shall be effective three (3) days after it is given. If a reputable commercial courier guaranteeing overnight delivery does not service the area to which notice is required to be given, notice to such area shall be given by registered or certified mail, return receipt requested, and shall be deemed given three days after the same is deposited in an official U.S. mail depository, postage and other charges prepaid, enclosed in a properly addressed and sealed wrapper.

  14.2 AMENDMENTS AND WAIVERS. The provisions of this Agreement may be amended or modified, and the observance of any term of this Agreement may be waived, only by a written instrument executed by an authorized officer of the party against which enforcement of the amendment, modification or waiver is sought. No waiver of the breach of any provision of this Agreement shall be deemed or construed to be a waiver of other or subsequent breaches.

  14.3 PARTIES IN INTEREST. This Agreement shall be binding upon and shall inure to the benefit of Sellers and their successors and assigns, and of Purchaser and its successors and respective assigns. Except as expressly provided in this Agreement, no right or remedy pursuant to this Agreement shall inure to the benefit of any Person which is not a party to this Agreement.

  14.4 ENTIRE AGREEMENT. This Agreement, together with the Exhibits and Schedules attached hereto, and the agreements to be entered into pursuant to this Agreement, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior oral and written agreements and understandings between the parties with respect to the transaction which is the subject this Agreement.

  14.5 PUBLICITY. Except as may be required by laws and regulatory requirements applicable to Purchaser or Sellers, all notices to third parties and all other publicity concerning this Agreement and the transactions contemplated hereby shall be jointly planned and coordinated by Purchaser and Sellers; and, in this regard, Purchaser shall not act unilaterally without the prior approval of the Sellers (except as may be required by applicable laws and regulatory requirements), and Sellers shall not act unilaterally without the prior approval of Purchaser, which approvals, in any case, shall not be unreasonably withheld or delayed.

  14.6 GENDER, NUMBER. Except where the context otherwise requires, words used in the masculine gender include the feminine and neuter; and words used in the singular number include the plural, and the plural the singular.

  14.7 PRO RATA ADJUSTMENTS. Whenever in this Agreement, or any of the exhibits hereto, Purchaser is required make any payment or distribution or to issue or cancel any stock "pro rata" among the Sellers, "pro rata" shall be based on the percentages set forth on SCHEDULE 2.2. and shall mean as nearly pro rata as reasonably possible which, in the case of dollars shall mean rounding to the next whole dollar, and in the case of shares of stock, rounding to the next whole share.

  14.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which, when taken together, shall constitute one and the same instrument, and this Agreement shall be effective when one or more counterparts have been signed by each party to this Agreement and delivered to the other parties to this Agreement.

  14.9 GOVERNING LAW. This Agreement and the legal relations between the parties relating to the transactions described in this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely in the State of New York. Any action, suit or other proceeding in connection with this Agreement, shall be brought by any party hereto in a court of record of the State of New York, County of New York, or in the United States District Court for the Southern District of New York, each of the parties hereto hereby consenting to the jurisdiction of such courts for such purpose.

 14.10 EXHIBITS. ETC. All Exhibits and Schedules which are attached to this Agreement are incorporated into this Agreement by reference. All references contained in this Agreement to "Sections" or "Paragraphs" refer to paragraphs of this Agreement unless a different document is expressly referred to. All references contained in this Agreement to "Exhibits" and "Schedules" refer to those Exhibits and Schedules which are attached to this Agreement.

 14.11 HEADINGS. The index of agreement and the descriptive headings of the several sections, subsections, paragraphs, Exhibits and Schedules of this Agreement are inserted for convenience of reference only and do not constitute a part of this Agreement.

 14.12 ASSIGNMENT. Purchaser may assign its rights under this Agreement, in whole or in part, to one or more of Purchaser's subsidiaries; provided, nevertheless, that Purchaser shall not be released of any of its obligations under this Agreement as a result of any such assignment. Except to the extent permitted in the first sentence of this Paragraph 14.12, as set forth in Paragraph 12.3 and as otherwise provided in the Notes, no party to this Agreement may assign any of its rights under this Agreement, in whole or in part, to any Person without the prior written consent of the other parties to this Agreement.

 14.13 DISCLOSURE ON SCHEDULES. For purposes of this Agreement, a disclosure by any hereto of any fact on any Schedule shall be deemed a disclosure on every Schedule of any hereto to the extent such disclosure properly could have been made thereon but was not made.

   IN WITNESS WHEREOF, the Sellers and the Purchaser have each caused this Agreement to be executed by all as of the day and year first above written.


                              STERICYCLE, INC.


                              By:   /s/ James F. Polark
                                    ---------------------------------
[Corporate Seal]                    Name:   James F. Polark
                                   Title:   Vice President


                              SELLERS:


                                /s/ Bennett Velocci
                                ---------------------------------
                                 BENNETT VELOCCI


                                /s/ Orlando Velocci
                                ---------------------------------
                                 ORLANDO VELOCCI


                                /s/ Umberto Velocci
                                ---------------------------------
                                 UMBERTO VELOCCI

                              THE ESTATE OF
                              VINCENT DELBROCCOLO, SR.


                              By:  /s/ Domenica Delbroccolo
                                   --------------------------------------
                                   Name:   Domenica Delbroccolo
                                   Title:  Executor